UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Lend Grow Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
February 19, 2019

Physical address of issuer
12110 Sunset Hills Road #600, Reston, Virginia 20190

Website of issuer
www.lendgrow.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary a fee consisting of three percent (3%) commission based on the amount raised in the Offering and paid upon disbursement of funds from escrow after the conclusion of the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Note

Target number of Securities to be offered
50,000

Affiliates of the issuer may invest in the offering, and their investment would be counted toward achieving the target amount.

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
October 19, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	Most recent fiscal year-end (December 31, 2019)
Total Assets	$10,998.00
Cash & Cash Equivalents	$9,998.00
Accounts Receivable	$1,000.00
Short-term Debt	$25,266.00
Long-term Debt	$0.00
Revenues/Sales	$10,000.00
Cost of Goods Sold	-$10,000.00
Taxes Paid	$0.00
Net Income	-$24,462.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

July 17, 2020

FORM C

Up to $1,070,000.00

Lend Grow Inc.

Lend-Grow

Crowd Note

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Lend Grow Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in the Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The Company is concurrently offering the Securities in this Offering and under Rule 506(c) of Regulation D (collectively, this Offering and the concurrent offering under Regulation D are referred to as the “Combined Offering”). The Company will sell up to an aggregate amount of $2,000,000 in the Combined Offering. The minimum amount of Securities that can be purchased in this Offering is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The company also reserves the right to sell up to $1,000,000 of additional securities (whether common stock, SAFE, convertible notes or other securities) under Rule 506 of Regulation D during the offering period for this Offering to its existing stockholders or other investors. If the company does so, however, it will not sell such securities with a valuation cap or pre-money valuation that is lower than $10,000,000.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary’s platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The issuer shall pay to the intermediary at the conclusion of the Offering a fee consisting of three percent (3%) commission based on the amount of funds raised in the offering and paid upon disbursement of funds from escrow at the time of the closing of the Offering.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$3.00	$97.00
Aggregate Minimum Offering Amount	$50,000.00	$1,500.00	$48,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$32,100.00	$1,037,900.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.lendgrow.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is July 17, 2020.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR’S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.lendgrow.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities.

Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Lend Grow Inc. (the "Company") is a Delaware Corporation, formed on February 19, 2019.

The Company is located at 12110 Sunset Hills Road #600, Reston, Virginia 20190.

The Company's website is www.lendgrow.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The Lend-Grow marketplace connects borrowers with local banks and credit unions. In May 2020, borrowers used the Lend-Grow marketplace to search for over $15 million of loan options. To meet borrowers' loan demand, Lend-Grow has partnered with six major lenders, who have committed to servicing over $500 million in loans annually across 28 states. While currently only offering student loan re-financing options, the Company anticipates offering personal loan options this year through its recent partnership with Blue Ridge Bank. To further increase borrower traffic and lender loan capacity, the Company has partnered with digital marketing agencies and investment banking institutions, which it hopes can increase its presence in all 50 states by 2021, contingent on acquiring necessary state licenses.

Exhibit B to this Form C contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C.

The Offering

Minimum amount of Crowd Notes being offered	$50,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$50,000 Principal Amount
Maximum amount of Crowd Notes	$1,070,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$1,070,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	October 19, 2020
Use of proceeds	See the description of the use of proceeds on page 29 hereof.
Voting Rights	See the description of the voting rights on page 41 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

Our business has been impacted by the COVID-19 pandemic.
The COVID-19 pandemic and the mitigation efforts by governments to attempt to control its spread, including the closure of non-essential businesses and shelter in place orders, have resulted in an unprecedented reduction in economic activity and significant dislocation on consumers, businesses, capital markets and the broader economy.

There are no comparable recent events to accurately predict the effect COVID-19 may have, and, as a result, its ultimate impact is highly uncertain and subject to change. As of the date of this offering statement, COVID-19 has had, and may continue to have, a number of adverse effects on our business and results of operations, including the following:

- Negative pressure on revenues generated by our platform, including as a result of increased credit risk of borrowers whose applications may be rejected by our lender partners;

- Reduced borrower approval rates, including as a result of credit and other adjustments that aim to protect investor returns; and

We will continue to actively monitor the situation, assess possible implications to our business and take appropriate actions in an effort to mitigate the adverse consequences of COVID-19. However, there can be no assurances that the initiatives taken by the Company will be sufficient or successful.

Further, our compliance with measures to contain the spread of or otherwise related to COVID-19 has impacted our day-to-day operations and could disrupt our business and operations, as well as that of our key vendors and counterparties, for an indefinite period of time. The disruptions caused by COVID-19 may result in inefficiencies and delays in product development, marketing, operations and customer service efforts that we cannot fully mitigate. Further, employee attrition or unavailability (for health reasons or otherwise) may adversely impact our operations and ability to execute on company initiatives and strategy.

The extent to which COVID-19 will continue to negatively impact our business and results of operations will depend on future developments which are highly uncertain and cannot be accurately predicted, including the duration of the pandemic, actions taken to treat or control the spread of COVID-19, any re-emergence of COVID-19 or related diseases, and the intermediate and longer-term impact on consumers, businesses and the broader economy. For example, COVID-19 raises the possibility of an extended global economic downturn, which could affect the performance of and demand for our products and services and adversely impact our business and results of operations even after the pandemic is contained.

To date, we have generated limited revenue and do not foresee generating considerable revenues in the near future. Therefore, we rely on external financing.
Our business model currently focuses on continued technology and marketing capability development rather than generating a large amount of revenue.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through the near future, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

- The cost of expanding our operations;
- The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
- The rate of progress and cost of development activities;
- The need to respond to technological changes and increased competition;

- The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
- The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
- Sales and marketing efforts to bring these new product candidates to market;
- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
- Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on February 19, 2019. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently generates limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The lending industry is highly regulated and changes in regulations or in the way regulations are applied to our business could adversely affect our business.

The regulatory environment in which lending institutions operate has become increasingly complex, and following the financial crisis of 2008, supervisory efforts to enact and apply relevant laws, regulations and policies have become more intense. Changes in laws or regulations or the regulatory application or judicial interpretation of the laws and regulations applicable to us could adversely affect our ability to operate in the manner in which we currently conduct business or make it more difficult or costly for us to originate or otherwise make additional loans, or for us to collect payments on loans by subjecting us to additional licensing, registration and other regulatory requirements in the future or otherwise. A material failure to comply with any such laws or regulations could result in regulatory actions, lawsuits and damage to our reputation, which could have a material adverse effect on our business and financial condition and our ability to originate and service loans and perform our obligations to investors and other constituents.

A proceeding relating to one or more allegations or findings of our violation of such laws could result in modifications in our methods of doing business that could impair our ability to collect payments on our loans or to acquire additional loans or could result in the requirement that we pay damages and/or cancel the balance or other amounts owing under loans associated with such violation.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of products/services is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies such as Credit Karma, NerdWallet and LendingTree. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved loan marketplaces and thus may be better equipped than us to develop and commercialize their own loan marketplaces. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our loan marketplace will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third party providers, suppliers and licensors to supply some of the software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or

financial difficulties or are otherwise unable to provide the services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

We depend on a few lender partners (i.e., customers) for a substantial portion of our net sales.

The loss of all or a substantial portion of our sales to any of our lender partners could have a material adverse effect on our financial condition and results of operations by reducing cash flows and our ability to spread costs over a larger revenue base. In addition, our largest lender partners have an increased ability to influence pricing and other contract terms. Although we strive to broaden and diversify our customer base, a significant portion of our revenue is derived from a relatively small number of customers. Consequently, a significant loss of business from, or adverse performance by, our lender partners, may have a material adverse effect on our financial condition, results of operations and cash flows. Similarly, the renegotiation of major lender partner contracts may also have an adverse effect on our financial results. We are also subject to credit risk associated with our customer concentration. If one or more of our largest lender partner customers were to become bankrupt, insolvent or otherwise were unable to pay for services provided, we may incur significant write-offs of accounts receivable or incur lease or asset-impairment charges that may have a material adverse effect on our financial condition, results of operations or cash flows.

Most of our significant long-term lender partner customer contracts permit periodic adjustments to pricing based on several market factors, however we typically bear the risk of pricing changes, during the balance of the term of the particular customer contract. Accordingly, certain price changes could adversely affect our gross profit margins.

We rely on various intellectual property rights, including trademarks and licenses in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Nishith Krishna, Fred Rubin, Harris Schachter, and Satnam Gandhi in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Nishith Krishna, Fred Rubin, Harris Schachter, and Satnam Gandhi die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Form C entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Consumer Financial Protection Bureau or CFPB is a new agency, and there continues to be uncertainty as to how the agency's actions or the actions of any other new agency could impact our business or that of our issuing banks.
The CFPB, which commenced operations in July 2011, has broad authority over the businesses in which we engage. This includes authority to write regulations under federal consumer financial protection laws, such as the Truth in Lending Act and the Equal Credit Opportunity Act, and to enforce those laws against and examine large financial institutions, such as the issuing banks that partner with us, for compliance. The CFPB is authorized to prevent "unfair, deceptive or abusive acts or practices" through its regulatory, supervisory and enforcement authority. To assist in its enforcement, the CFPB maintains an online complaint system that allows consumers to log complaints with respect to various consumer finance products, including the loan products we facilitate. This system could inform future CFPB decisions with respect to its regulatory, enforcement or examination focus.

We are subject to the CFPB's jurisdiction, including its enforcement authority, as a lending marketplace. The CFPB may request reports concerning our organization, business conduct, markets and activities. The CFPB may also conduct on-site examinations of our business on a periodic basis if the CFPB were to determine, through its complaint system, that we were engaging in activities that pose risks to consumers.

There continues to be uncertainty as to how the CFPB's strategies and priorities, including in both its examination and enforcement processes, will impact our businesses and our results of operations going forward. Our compliance costs and litigation exposure could increase materially if the CFPB or other regulators enact new regulations, change regulations that were previously adopted, modify, through supervision or enforcement, past regulatory guidance, or interpret existing regulations in a manner different or stricter than have been previously interpreted.

Fluctuations in interest rates could negatively affect transaction volume.
All personal and nearly all small business loans facilitated through our marketplace are issued with fixed interest rates, and education and patient finance loans facilitated by our platform are issued with fixed or variable rates, depending on the type of loan. If interest rates rise, investors who have already committed capital may lose the opportunity to take advantage of the higher rates. Additionally, potential borrowers could seek to defer loans as they wait for interest rates to settle, and borrowers of variable rate loans through may be subject to increased interest rates. If interest rates decrease after a loan is made, borrowers through our marketplace may prepay their loans to take advantage of the lower rates. Investors through our marketplace would lose the opportunity to collect the above-market interest rate payable on the corresponding loan and may delay or reduce future loan investments. As a result, fluctuations in the interest rate environment may

discourage investors and borrowers from participating in our marketplace and may reduce our loan originations, which may adversely affect our business.

Negative public opinion could damage our reputation and adversely affect our business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including loan referral practices, corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

Our business and operating results may be impacted by adverse economic conditions.
General economic factors and conditions in the United States or worldwide, including the effects of the COVID-19 pandemic, general interest rate environment, unemployment rates and residential home values, may affect borrower willingness to seek loans and lender ability and desire to make loans. For example, currently, as the result of the COVID-19 pandemic and during the 2008 financial crisis, banks severely constrained lending activities, which caused a decline in loan issuances. The current COVID-19 pandemic or other similar events in the future could negatively impact the willingness of lenders and borrowers to participate on our marketplace. Although the U.S. and global economies have shown improvement from the 2008 recession, the recovery remains modest and uncertain and the COVID-19 pandemic has the potential to have severe negative effects on our economy. If present U.S. and global economic uncertainties persist, many of our lenders may delay or reduce their investment in the loans facilitated through our marketplace. Adverse economic conditions could also reduce the number of lenders that desire to participate in making loans facilitated on our marketplace, reduce the number of qualified borrowers seeking loans on our marketplace and result in borrowers being unable to make payments. Should any of these situations occur, our revenue and transactions on our marketplace would decline and our business would be negatively impacted.

Our regulatory compliance programs and other enterprise risk management efforts cannot eliminate all systemic risk.
We have devoted significant time and energy to develop our enterprise risk management program, including substantially expanded regulatory compliance policies and procedures. We expect to continue to do so in the future. The goal of enterprise risk management is not to eliminate all risk, but rather to identify, assess and rank risk. The goal of regulatory compliance policies is to have formal written procedures in place that are intended to reduce the risk of inadvertent regulatory violations. Nonetheless, our efforts to identify, monitor and manage risks may not be fully effective. Many of our methods of managing risk and exposures depend upon the implementation of federal and state regulations and other policies or procedures affecting our customers or employees. Management of operational, legal and regulatory risks requires, among other things, policies and procedures, and these policies and procedures may not be fully effective in managing these risks.

While many of the risks that we monitor and manage are described in this Risk Factors section of this Form C, our business operations could also be affected by additional factors that are not presently described in this section or known to us or that we currently consider immaterial to our operations.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from

combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Risks Related to the Securities

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $100,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $100,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $100,000, elect to convert the Securities upon such future financing. In

addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether it will successfully effectuate the its current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other things, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Lend-Grow marketplace connects borrowers with local banks and credit unions. In May 2020, borrowers used the Lend-Grow marketplace to search for over $15 million of loan options. To meet borrowers' loan demand, Lend-Grow has partnered with six major lenders, who have committed to service over $500 million in loans annually across 28 states. While currently only offering student loan re-financing options, the company anticipates offering personal loan options this year through its recent partnership with Blue Ridge Bank. To further increase borrower traffic and lender loan capacity, the company has partnered with digital marketing agencies and investment banking institutions, which it hopes can increase its presence in all 50 states by 2021, contingent on acquiring necessary licenses.

Business Plan

Lend-Grow's business plan incorporates three key areas of growth that are designed to achieve the following marketplace goals: increase geographic availability, introduce more product choices, and develop artificial intelligence (AI)-based tools to improve lender satisfaction and retention.

Increase availability*:* The Lend-Grow marketplace is currently available in 28 states. The company plans to increase its marketplace to 42 states in the second half of 2020 and rollout to all 50 states in 2021. Online loan marketplaces in certain states are regulated and require licensing. These licenses are based on the products being offered and some other factors. We evaluate our licensing needs periodically and expect to acquire required licenses in various states as needed.

Product Expansion: Lend-Grow marketplace currently offers Student loan re-financing to consumers. We recently signed an agreement with a bank to expand our marketplace offering to personal loans in the Fall of 2020. We plan to remain focused on unsecured loans – personal loans and student loan re-financing until year three. From year three to year six, we anticipate that we will be able to expand into secured consumer loans – home and auto.

AI-based lender tools: We plan to improve the lender experience on the Lend-Grow marketplace with the addition of AI-based lender tools. Through these tools, participating lenders may be able to gain market insight to help them compete and grow by better pricing their products. We expect that these tools will automate some of the insights that Lend-Grow currently provides to its lender partners using market data to price and expand. The tools will enable our lender partners to ask high-level questions such as "How can the bank get more leads?" and "How can a bank price competitively?" These AI tools, called "Ask-Lend-Grow", will be a core component of our IP portfolio and we expect that it will become a long-term differentiator within our marketplace.

Lend-Grow generates revenue by referring borrowers to lenders and only gets paid a fee by the lender after a borrower signs a loan agreement. Lend-Grow initially charges a fee based upon a percentage of the total loan amount funded by a referred borrower. Dependent on lender, the company may also charge a trailing fee based on outstanding loans from referred borrowers within a 36-month period.

Lend-Grow's partnership with CreditSnap provides the opportunity for further fee-based income. When a lender elects to use Lend-Grow's white label solution, powered by CreditSnap, associated onboarding, monthly, and annual costs are passed through Lend-Grow to CreditSnap. CreditSnap

has agreed to pay Lend-Grow a fixed percent of earned income from lenders using the white label solution.

Borrowers do not pay Lend-Grow to use its marketplace.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Online Marketplace for Financial Services Products	Lend-Grow marketplace is a tech-enabled platform that helps connect borrowers with small to medium sized banks. The Lend-Grow marketplace connects with credit bureaus in real-time and is able to pull the borrower's credit profile in under two minutes. Then, the borrower's credit profile is fed into a tech-enabled platform to match the borrower with a lender within his or her geographic region. The borrower experience on the marketplace is very consumer-centric and designed to help the borrower choose the best offer for his or her financial objectives. For example, loan options can be filtered by the option with the lowest interest rate or lowest payment period. Lend-Grow also offers a lender portal for its bank customers that give them a full view of the leads that are matched to the lender through the Lend-Grow marketplace.	As a B2C marketplace, we serve both consumers and businesses. Our business customers are mid-sized banks and credit unions. Currently we serve consumers that are looking to re-finance their student loans.

Competition

The Company's primary competitors are LendingTree, NerdWallet, and CreditKarma.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include product features, relative price/performance, product quality and reliability, design innovation, marketing and distribution capability, service and support, and corporate reputation.

Customer Base

Our revenues are derived primarily from lenders participating in our marketplace. We primarily target mid-sized lenders with $1 billion to $100 billion in assets through business development activities to sign-up for participation in the Lend-Grow marketplace. Lend-Grow has signed six lenders to join the marketplace since inception. The various size, location, and product offerings of our target customers give us potential growth opportunities. Our current customer-mix has both single-state and multi-state reach. Some of the customers are depository lenders while others are non-depository lenders. Our lenders currently only offer student loan re-financing, and we hope to grow to the personal loan segment in the fall of 2020.

The Company is dependent on the following customers:

Customer or Description	Service/product provided
NelNet Inc	Student Loan Re-finance leads referral
Blue Ridge Bank	Personal Loans leads referral

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
88455990	Platform as a service (PAAS), namely, an online software platform for facilitating lead generation for banks, credit unions, consumer-finance companies, investment firms, insurance companies, and financial technology companies to find retail consumers, namely, individuals and small businesses owners that are shopping for deposits products, loan products, insurance products, investment products, small business financial products by electronic means over wireless networks, global computer networks and/or mobile telecommunications devices.	Lend-Grow	June 1, 2019	February 25, 2020	U.S.A

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Lend Grow Inc.	CreditSnap Inc	Lend-Grow has a strategic partnership with CreditSnap and licensed the usage of CreditSnap's online marketplace technology and agreement for customization, support, and services as needed. This relationship enables Lend-Grow to focus on core tech-IP development in-house while leveraging CreditSnap for non-core technology at a cost-effective price. CreditSnap technology is used by several other lenders and marketplaces for similar purposes.	May 7, 2021

Governmental/Regulatory Approval and Compliance

The Company is subject to federal and state laws and regulations affecting its online marketplace operations in the areas of labor, advertising, digital content, consumer protection, promotions, quality of services, telecommunications, mobile communications and media, television, intellectual property ownership and infringement, tax, and data privacy requirements. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business. Changes in laws, regulations and related interpretations, including changes in accounting standards, taxation requirements and increased enforcement actions and penalties may alter the environment in which we do business.

Online loan marketplaces in certain states are regulated and require licensing. These licenses are based on products offered and some other factors. We evaluate our licensing needs periodically based on states of operations and marketplace products. Typically, licenses, permits and approvals under such laws and regulations must be renewed periodically and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations.

The CFPB, which commenced operations in July 2011, has broad authority over the businesses in which we engage. This includes authority to write regulations under federal consumer financial protection laws, such as the Truth in Lending Act and the Equal Credit Opportunity Act, and to enforce those laws against and examine large financial institutions, such as the issuing banks that partner with us, for compliance. The CFPB is authorized to prevent "unfair, deceptive or abusive acts or practices" through its regulatory, supervisory and enforcement authority. We are subject to the CFPB's jurisdiction, including its enforcement authority, as a lending marketplace. The CFPB may request reports concerning our organization, business conduct, markets and activities. The CFPB may also conduct on-site examinations of our business on a periodic basis if the CFPB were to determine, through its complaint system, that we were engaging in activities that pose risks to consumers.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 12110 Sunset Hills Road #600, Reston, Virginia 20190.

The Company currently conducts business in Arkansas, Colorado, Delaware, Florida, Georgia, Hawaii, Iowa, Idaho, Illinois, Indiana, Kansas, Kentucky, Michigan, Minnesota, Missouri, Mississippi, Montana, Nebraska, New Mexico, Nevada, New York, Ohio, South Carolina, South Dakota, Utah, Virginia, Washington, and Wyoming.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	3.00%	$1,500	3.00%	$32,100
Business Development	47.50%	$23,750	47.54%	$508,650
Internal Development	25.75%	$12,875	25.71%	$275,125
Licenses and Marketing	14.25%	$7,125	14.25%	$152,475
Operations	9.50%	$4,750	7.14%	$76,384
Repayment of Debt	0%	$0.00	2.36%	$25,266
Total	**100.00%**	**$50,000**	**100.00%**	**$1,070,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The company has the discretion to alter the use of proceeds based on general economic conditions or a change in business needs.

The repayment of indebtedness referred to above is related party indebtedness owed to our CEO and other founders, which becomes due upon demand following the Company successfully raising at least $100,000. See “CAPITALIZATION AND OWNERSHIP” and “FINANCIAL INFORMATION – Liquidity and Capital Resources.”

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name	Lend-Grow Positions & Offices	Employment Responsibilities	Past Experiences	Education & Qualifications
Nishith Krishna	President, CEO, CFO, Secretary, Treasurer, Sole Director and Officer	Lend-Grow President, CEO, CFO, Secretary, Treasurer, Sole Director and Officer February 2019 - Present Oversee Lend-Grow's growth and strategic initiatives, including the appointment of executives, organization formation, and board decisions.	Pentagon Federal Credit Union Senior Director, Unsecured Loans Business March 2017 - October 2018 Management of Personal Loan and Student Loan businesses.	Bachelors of Science – Indian Institute of Technology Master's, Computer Science – New York University MBA – University of Virginia, Darden School of Business

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name	Lend-Grow Positions & Offices	Employment Responsibilities	Past Experiences	Education & Qualifications
Nishith Krishna	President, CEO, CFO, Secretary, Treasurer, Sole Director and Officer	Lend-Grow President, CEO, CFO, Secretary, Treasurer, Sole Director and Officer, February 2019 – Present: Oversee Lend-Grow's growth and	Pentagon Federal Credit Union, Senior Director, Unsecured Loans Business March 2017 - October 2018: Management of Personal Loan and	Bachelors of Science – Indian Institute of Technology Master's, Computer Science – New York University MBA – University of Virginia,

		strategic initiatives, including the appointment of executives, organization formation, and board decisions.	Student Loan businesses.	Darden School of Business
Fred Rubin	Head of Analytics and Co-Founder	Lend-Grow Head of Analytics, April 2019 – Present Overseeing lender and borrower analytics for the marketplace	Solomon Edwards, Consultant, August 2019 – June 2020: Various credit consultant projects including analyzing banking operations and loan origination systems. National Cooperative Bank, Deputy Chief Credit Officer, January 2017 – March 2019: Oversaw overall credit quality and credit performance of the bank's credit portfolio.	Bachelors of Arts in Economics—LSU Graduate of the Stonier Graduate School of Banking
Harris Schachter	Head of Marketing and Co-Founder	Lend-Grow Head of Marketing, December 2019 – Present Responsible for digital marketing initiatives including website maintenance, marketing development projects, and overall product marketing support.	Home Care Delivered, Director of Marketing, January 2017 – Present: Responsible for D2C consumer marketing program OptimizePrime, Founder and Owner, August 2009 – Present: Consulting company for large companies and agencies. Provides	BS in Psychology—SUNY Plattsburgh MS in Internet Marketing—Full Sail University

			strategic marketing services including SEO, PPC Management, and content marketing.	
Satnam Gandhi	CTO	Overseeing technological initiatives, including the marketplace's front and back end	Test-a-Tag, Founder, June 2017 – Present: Created a website that enables advertisers and mobile creatives to test an online tag's display.	Bachelors of Technology—Indian Institute of Technology

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount authorized	10,000,000
Amount outstanding	6,816,666
Voting Rights	One per vote
Anti-Dilution Rights	No anti-dilution rights
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	96.67%

The Company has reserved the following securities for issuance upon exercise or conversion under its 2019 Stock Plan:

Type of security	Employee Stock Options
Total amount reserved	2,000,000
Amount currently issued/outstanding	295,000
Voting Rights	Lend Grow Inc. 2019 Stock Options Plan (section 14.5): A Participant shall have no rights as a stockholder with respect to any shares covered by an Award until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). No adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date such shares are issued, except as provided in Section 4.3 or another provision of the Plan.
Anti-Dilution Rights	No anti-dilution rights
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming	3.33%

conversion prior to the Offering if convertible securities).	

The Company has the following debt outstanding:

Type of debt	Shareholder Loan
Name of creditor	Nishith Krishna
Amount outstanding	$12,595.10
Interest rate and payment schedule	1.5% APR
Amortization schedule	The loan is due within 90 day(s) of the noteholder providing the Corporation (Lend Grow Inc.) with written notice of demand. The notice of demand cannot be served before the Corporation has raised $100,000 or more from outside investors. At any time, while not in default, the Corporation may pay the outstanding balance owed to the Noteholder without a bonus or penalty.
Describe any collateral or security	None
Maturity date	None
Other material terms	In the event of the company raising over $100,000, the loan principal and accrued interest will be paid off

Type of debt	Shareholder Loan
Name of creditor	Mark Fahlberg
Amount outstanding	$12,671.00
Interest rate and payment schedule	1.5% APR
Amortization schedule	The loan is due within 90 day(s) of the noteholder providing the Corporation (Lend Grow Inc.) with written notice of demand. The notice of demand cannot be served before the Corporation has raised $100,000 or more from outside investors. At any time, while not in default, the Corporation may pay the outstanding balance owed to the Noteholder without bonus or penalty.
Describe any collateral or security	None
Maturity date	None
Other material terms	In the event of the company raising over $100,000, the loan principal and accrued interest will be paid off

Type of debt	Business Loan
Name of creditor	Jennifer Finn
Amount outstanding	$5,000.00
Interest rate and payment schedule	10% APR
Amortization schedule	Principal and accrued interest are repayable through a single payment due on the maturity date. At any time, while not in default, the Corporation may pay the outstanding balance owed to the Noteholder without bonus or penalty.
Describe any collateral or security	None
Maturity date	May 26, 2021
Other material terms	N/A

Ownership

A majority of the Company is owned by a few co-founders. Those people are Nishith Krishna, Harris Schachter, Fred Rubin, and Mark Fahlberg.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Nishith Krishna	64.55%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company founders have contributed $41,266 in total through loans and capital contributions as of July 6, 2020. Following the Offering, we should have enough liquidity to execute our business plan until December 31, 2021. Our significant challenges are successfully scaling closed leads for our current lending partners, establishing an effective marketing team to grow borrower traffic on the Lend-Grow marketplace, and completing the development of AI tools for lending partners.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals:

1. Sign-up more lenders on the Lend-Grow marketplace: A large base of our lender network may make loan options available through the Lend-Grow marketplace lenders more price competitive. A price-competitive marketplace is a key strategy to possibly improve the conversion of referred loans.

2. Increase mix of higher-margin personal loans: We expect to increase the mix of personal loan lenders on the Lend-Grow marketplace in the next 12-24 months. Personal loans are often riskier, thereby yielding a higher rate of return for lenders. Offering a greater mix of personal loans may positively affect margins and overall profitability.

3. Decrease cost of marketing: We expect to incur higher marketing costs in the initial years due to setup expenses and un-optimized channels. These costs may decrease after eighteen months, which can further benefit our bottom line.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we had $25,443.69 in cash on hand as of May 2020, which we hope will be augmented by the Offering proceeds and used to execute our business strategy.

The Company is seeking to raise additional funds in a concurrent offering of Crowd Notes under Rule 506(c) of Regulation D; the aggregate offering amount of the two offerings (the "Combined Offering") is $2,000,000.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Our current liabilities already include $25,266 in related-party advances (loans from cofounders to the company) that become due should the Company raise $100,000 or more from outside investors.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Crowd Notes for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by October 19, 2020 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

3.0% of the amount raised

Stock, Warrants and Other Compensation

None.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

The material terms of the Security are as follows:

We request that you please review the Subscription Agreement attached to the Form C as Exhibit C and the form of Crowd Note attached to this Form C as Exhibit D in conjunction with the following summary information.

General

A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company, but gets company stock at a later date, in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note that is beneficial for both our company and you as an investor.

Events Triggering Conversion of Crowd Notes

If you are a Major Investor, which is defined as an investor who invests at least $100,000 in this Offering, then the specified events upon which the Crowd Note would convert into capital stock of our company are (i) a Qualified Equity Financing, which we define below, or (ii) a Corporate Transaction, which we define below. If you are not a Major Investor, then the Crowd Note will only convert into capital stock of our company upon the earlier of (i) our company's election to convert your Crowd Note, or (ii) a Corporate Transaction.

Qualified Equity Financing

The Crowd Note defines "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred stock following the closing of this offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale (or series of related sales).

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into shares of our preferred stock that are issued in connection with the Qualified Equity Financing, which we refer to as Conversion Shares, equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor, you will receive shares of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the quotient resulting from dividing (1) the Valuation Cap ($10 million), by (2) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred stock upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply: (i) shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our company (except for on matters required by law) by irrevocable proxy; and (ii) shadow series shareholders will receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"Irrevocable Proxy" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series shareholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series shareholder.

"Outstanding Principal" shall mean the total of the Purchase Price.

Corporate Transaction and Corporate Transaction Payment.

The Crowd Note defines "Corporate Transaction as

(i) the closing of the sale, transfer or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of the company with or into another entity (except a merger or consolidation in which the holders of capital stock of the company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

"If the Crowd Note converts in connection with a Corporate Transaction (defined above) then you will receive an amount equal to one and one-half times (1.5x) the price you paid for your Crowd Note (i.e., 1.5x your principal amount). If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

Termination of Crowd Note

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire purchase price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

Additional Transfer Restrictions

In addition, you may not transfer the Crowd Notes or any securities into which they are convertible to any of our competitors, as determined by us in good faith.

IPO Lock Up

Furthermore, upon the event of an initial public offering, the equity interest into which the Crowd Notes are converted will be subject to a lock-up period and may not be sold for up to 180 days following such initial public offering.

No Voting Rights, No Shareholders Agreement and No Anti-Dilution Rights

The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by Irrevocable proxy.

The Company does not have any shareholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Securities Sold Pursuant to Regulation D

The company is selling securities in a concurrent offering to accredited investors under Rule 506(c) of Regulation D under the Securities Act at the same time as this offering under Regulation Crowdfunding (together, the "Combined Offering"). The Company will sell up to an aggregate amount of $2,000,000 in the Combined Offering.

Other Material Terms

The Company does not have the right to repurchase the Crowd Note.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Nishith Krishna
Relationship to the Company	CEO and Director
Total amount of money involved	$12,595.10
Benefits or compensation received by related person	None except the 1.5% APR interest on loan.
Benefits or compensation received by Company	Loan is not due till the Company has raised $100,000 from outside investors. The loan can be pre-paid back to the Noteholder without any penalty.

Description of the transaction	Loan to the Company
Related Person/Entity	Mark Fahlberg
Relationship to the Company	Former Director and former President.
Total amount of money involved	$12,671.00
Benefits or compensation received by related person	None except the 1.5% APR interest on loan.
Benefits or compensation received by Company	Loan is not due till the Company has raised $100,000 from outside investors. The loan can be pre-paid back to the Noteholder without any penalty.
Description of the transaction	Loan to the Company

Securities

Related Person/Entity	Nishith Krishna
Relationship to the Company	Management team member
Total amount of money involved	$440.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	None
Description of the transaction	Sale of Restricted Stocks

Related Person/Entity	Mark Fahlberg
Relationship to the Company	Former Officer and Director
Total amount of money involved	$360.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	None
Description of the transaction	Sale of Restricted Stocks

Related Person/Entity	Harris Schachter
Relationship to the Company	Management team member
Total amount of money involved	$8,000.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	None
Description of the transaction	Sale of Restricted Stocks

Related Person/Entity	Fred Rubin
Relationship to the Company	Management team member
Total amount of money involved	$8,000.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	None
Description of the transaction	Sale of Restricted Stocks

Related Person/Entity	Mark Fahlberg
Relationship to the Company	Former President and former director.
Total amount of money involved	$318.33
Benefits or compensation received by related person	None
Benefits or compensation received by Company	None
Description of the transaction	Repurchase of Restricted Stocks

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Nishith Krishna
(Signature)

Nishith Krishna
(Name)

Chief Executive Officer, Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Nishith Krishna
(Signature)

Nishith Krishna
(Name)

Chief Executive Officer
(Title)

7/17/2020
(Date)

I, Nishith Krishna, being the founder of Lend Grow Inc., a Corporation (the “Company”), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder’s equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the “Financial Statement”), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Nishith Krishna
(Signature)

Nishith Krishna
(Name)

Chief Executive Officer
(Title)

7/17/2020
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Subscription Agreement
Exhibit D	Crowd Note
Exhibit E	Pitch Deck
Exhibit F	Video Transcripts

EXHIBIT A

Financial Statements

Lend Grow, Inc.

(a Delaware corporation)

Unaudited Financial Statements

Period of February 19, 2019 (inception) through December 31, 2019

Reviewed by:

TaxDrop

TaxDrop LLC

A New Jersey CPA Company

Financial Statements

Lend Grow Inc.

Table of Contents

Independent Accountant's Review Report	FS-3
Financial Statements and Supplementary Notes	
Balance Sheet as of December 31, 2019	FS-5
Income Statement for the period of February 19, 2019 (inception) through December 31, 2019	FS-6
Statement of Changes in Shareholders' Equity for the period of February 19, 2019 (inception) through December 31, 2019	FS-7
Statement of Cash Flows for the period of February 19, 2019 (inception) through December 31, 2019	FS-8
Notes and Additional Disclosures to the Financial Statements as of December 31, 2019	FS-9

TaxDrop

CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

June 25, 2020

To: Board of Directors of Lend Grow Inc.
Attn: Nish Krishna, CEO

Re: 2019 Financial Statement Review
Lend Grow, Inc.

We have reviewed the accompanying financial statements of Lend Grow, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2019 and the related statements of income, equity, and cash flows for the period of February 19, 2019 (inception) through December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

LEND GROW INC.
BALANCE SHEET
As of December 31, 2019
(Unaudited)

ASSETS	**2019**
Current Assets	
Cash and cash equivalents	$9,998
Accounts receivable	1,000
Total Assets	$10,998
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities	
Accounts payable	7,674
Accrued expenses	881
Accrued Interest	173
Related party advances	25,266
Total Liabilities	33,994
STOCKHOLDERS' EQUITY	
Common Stock; $0.0001 par value, 10,000,000 shares authorized 8,000,000 shares issued and outstanding as of December 31, 2019	800
Additional Paid In Capital - Stock Options	667
Retained earnings	(24,462)
Total Stockholders' Equity	(22,996)
Total Liabilities and Stockholders' Equity	$10,998

LEND GROW INC.
STATEMENT OF OPERATIONS
For Period February 19, 2019 (Inception) Through December 31, 2019
(Unaudited)

	2019
Revenues	$10,000
Cost of revenues	10,000
Gross profit (loss)	$0
Operating expenses	
General and administrative	17,971
Professional fees	4,857
Advertising and marketing	1,462
Total operating expenses	24,289
Interest Expense	173
Net Income (Loss)	($24,462)

The accompanying notes are an integral part of these financial statements.

LEND GROW INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For Period February 19, 2019 (Inception) Through December 31, 2019
(Unaudited)

	Common Stock				
	Shares	Par Value	Additional Paid In Capital - Stock Options	Retained Earnings	Total Stockholders' Equity
Balance as of February 19, 2019 (Inception)	0	$0	$0	$0	$0
Issuance of common stock	8,000,000	800	0	0	800
Issuance of Stock Options	0	0	667	0	667
Net Income (Loss)	0	0	0	(24,462)	(24,462)
Balance as of December 31, 2019	$8,000,000	$800	$667	(24,462)	(22,996)

LEND GROW INC.
STATEMENT OF CASH FLOWS
For Period February 19, 2019 (Inception) Through December 31, 2019
(Unaudited)

	2019
Cash Flows from Operating Activities	
Net Income (Loss)	(24,462)
Changes in operating assets and liabilities:	
(Increase) Decrease in accounts receivable	(1,000)
Increase (Decrease) in accounts payable	7,674
Increase (Decrease) in accrued expenses	881
Increase (Decrease) in accrued interest	173
Increase (Decrease) in related party advances	25,266
Net cash used in operating activities	8,531
Cash Flows from Financing Activities	
Issuance of stock options	667
Issuance of common stock	800
Net cash provided by financing activities	1,467
Net change in cash and cash equivalents	9,998
Cash and cash equivalents at beginning of period	$0
Cash and cash equivalents at end of period	$9,998

The accompanying notes are an integral part of these financial statements.

LEND GROW INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019

NOTE 1 – NATURE OF OPERATIONS

Lend Grow Inc. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on February 19, 2019. The Company provides a platform to connect borrowers to lenders. The Company's headquarters are in Reston, Virginia. The company began operations in 2019.

Since Inception, the Company has relied on contributions from the owners and related party advances to fund its operations. As of December 31, 2019, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 8). During the next twelve months, the Company intends to fund its operations with funding from contributions from the owners, a crowdfunding campaign (see Note 9), a Regulation D campaign (see Note 9), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019, the Company had $9,998 of cash on hand.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company will capitalize external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2019, as there were no fixed assets as of December 31, 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2019 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2019. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2019, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by providing consulting services, lead generations, and charging a fee to get customers set up on their platform. The Company's payments are generally collected upfront, although some payments are on a Net 30 term. For years ending December 31, 2019 the Company recognized $10,000 in revenue.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019, the company had $1,000 in accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years

beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – RELATED PARTY

The Company has taken related party advances totaling $25,266 as of December 31, 2019. These advances were from majority shareholders. The loans have a 1.5% interest rate and are due only after the Company raises 100,000 in capital.

NOTE 4 – INCOME TAX PROVISION

The Company has filed its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 (‘TJCA’), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward as of December 31, 2019 totaled $20,949. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 5 – STOCKHOLDERS’ EQUITY

Common Stock:

As of December 31, 2019, the Company has authorized 10,000,000 shares of common stock, par value $0.0001. As of December 31, 2019, the Company has 8,000,000 shares of common stock issued and outstanding.

NOTE 6 – STOCK BASED COMPENSATION

The Company has a 2019 stock compensation plan (“the Plan”) which permits the grant or option of shares to its employees for up to 2,000,000 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons’ contributions to the performance of the Company and will align their interests with the interests of the Company’s stockholders. As of December 31, 2019, the Company has issued 2,000,000 options under the Plan, 83,333 of which have vested as of December 31, 2019. The vested options were canceled in 2020 (See Note 9).

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2019 and incurred a loss since inception. The Company’s ability to continue is dependent upon management’s plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Repurchase and Issuance of Common Stock

As of June 10, 2020, the Company had repurchased 3,183,334 shares of common stock for $318. As of June 10, 2020, the Company had issued 2,000,000 shares of common stock for a purchase price of $16,000. These shares were issued in place of the 2,000,000 in stock options the Company had issued and outstanding as of December 31, 2019, which were canceled.

Issuance of Stock Options

As of June 10, 2020, the Company had issued 295,000 options to purchase common stock under the Plan at an exercise price of $0.008. The options vest monthly over a period of two years. The Company will record a stock-option expense over the vesting period.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Convertible Note (CrowdNote). The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through MicroVentures Marketplace Inc (the "Intermediary" aka "Microventures.com"). The Intermediary will be entitled to receive a 3% commission fee.

Regulation D Offering

The Company is offering (the "Regulation D Offering") up to $2,000,000 in CrowdNote. The Regulation D Offering is being made through MicroVentures Marketplace Inc. The Intermediary will be entitled to receive a 2% commission fee.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through June 25, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Company Summary

Company: Lend-Grow

Market: Financial Technology

Product: Online Lending Marketplace

Company Highlights

- Lend-Grow currently is operational within 28 states and plans to grow to all 50 in early 2021
- Borrowers were matched with loans totaling over $15 million in May 2020 on the Lend-Grow marketplace
- Partnered with lenders that include Blue Ridge Bank, Ascent Funding, and Citizens Bank who have committed an aggregate $500+ million in annual closed loan lead flow capacity
- Partnered with Deluxe Financial Services, iQuanti, Bassett Capital, and Stifel Investment Bank to further attract borrowers and banks to the Lend-Grow marketplace

EXECUTIVE SNAPSHOT

Lend-Grow is attempting to solve a need in the online lending marketplace by matching borrowers with smaller, local, and regional lenders, who can provide competitive offers and high-quality customer service. As an online lending marketplace, borrowers have the opportunity to check their loan rates in minutes and get connected to a local or regional bank willing to offer various consumer loans. As an online loan aggregator, Lend-Grow specializes in two needs in the market it believes are current unaddressed:

- For borrowers, Lend-Grow provides access to local lenders offering competitive rates
- For lenders, Lend-Grow provides robust portfolio growth with qualified leads

Every day, consumers go online to find the best deal for various consumer loans including Home, Auto, Personal Loans, Student Loans. There are numerous loan aggregation sites on the internet, and some of the most popular ones are considered to be a “bigger bank game”, meaning they cater towards large banks with large marketing budgets.[i] Lend-Grow is different. Instead of connecting a borrower with the big banks or large online lenders, Lend-Grow features community banks and credit unions – the marketplace can connect you with local lenders who may offer more competitive loan terms and higher-quality customer service compared to larger financial

institutions. Just three months after launching the marketplace, borrowers in 28 states applied for over $15 million of loan options from local lenders in May 2020.

To meet borrowers' loan demand, Lend-Grow has partnered with its current lender partners, who have committed to over $500 million in closed loans leads annually. While currently only offering student loan re-financing options, the company anticipates offering personal loan options this year through its recent partnership with Blue Ridge Bank. To further increase borrower traffic and lender loan capacity, the company has partnered with digital marketing agencies and investment banking institutions, which it hopes can increase its presence in all 50 states by 2021, contingent on acquiring necessary state licenses.

COMPANY SUMMARY

Opportunity

U.S. consumers have been increasingly taking on more debt in the last five years. Consumer loan balances, which includes mortgage loans, auto loans, personal loans, student loans, and credit card debt, have increased year-over-year by about 4.4% in Q1 2020. Personal loans represent the greatest growth category, as total balances have increased year-over-year by about 13.3%, according to Transunion. The following chart details loan balances, origination, and year-over-year growth for mortgage loans, auto loans, personal loans,[ii] revolving credit, and student loans[iii] for Q1 2020:

Consumer Loan Categories*

	Home	Auto	Revolving Credit	Personal	Student
Balances	11.5T	1.6T	1T	162B	1.67T
Originations (yearly, by dollar value)	517B	600B	-	19B	~68B
Y-o-Y Growth	4.5%	4.5%	1.7%	~13.3%	4.2%

*T= USD Trillions, B= USD Billion, Sources: Transunion and the Federal Reserve

Sources: https://www.transunion.com/blog/consumer-credit-origination-balance-and-delinquency-trends-q1-2020 ; https://www.federalreserve.gov/releases/g19/current/

Within the next year, Lend-Grow anticipates focusing on high-growth markets— student loans and personal loans. Lend-Grow's current target market, student loans, has experienced the largest five-year increase out of all consumer loan categories at over 26%.[iv] Beyond student loans, the company anticipates launching its personal loan marketplace by the end of this year and hopes to capture a fraction of the leading consumer loan growth segment. To do this, the company is partnering with smaller lenders who are vying for market share to meet the demands of growing consumer debt levels. Smaller lenders face stiff competition from larger financial institutions who may be more visible to consumers due to larger advertising and marketing spending.[v]

Founded in 2019, Lend-Grow is aiming to level the lending playing field for small to medium sized lenders ("SMLs") (total assets $1 billion to $100 billion) and match SMLs to borrowers who are seeking to take out additional debt or re-finance their current loans through the Lend-Grow marketplace. The Lend-Grow marketplace can also provide borrowers with the opportunity to lock in competitive and flexible terms to meet their financing goals due to the increased willingness of some SMLs (versus larger banks) to negotiate terms with borrowers. Not only can local lenders offer competitive loan rates, but they can also offer personalized service to better compete with large financial banks.[vi] Within minutes of filling out basic financial information, approved borrowers can select from a variety of pre-qualified offers that meet their preferred payment options from local SMLs who are willing to service the loan.

Product

Lend-Grow offers an interactive, digital marketplace for borrowers to pre-qualify for loans through lenders in the Lend-Grow marketplace in real-time through a credit soft-pull. The Lend-Grow marketplace connects with credit bureaus in real-time and in few seconds is able to pull the borrower's credit profile that is then fed into a tech-enabled platform for matching with a lender network.

Borrower Experience

Borrowers complete their application on Lend-Grow.com, with no impact to their credit score. The borrower experience on Lend-Grow marketplace was designed to be very consumer-centric to help the borrower choose the best offer to lower the monthly payment or minimize interest.


Congratulations, Mary! You can borrow up to $50,000
You can select from below recommendations or you can fully customize your offer.
How much do you want to borrow?
$20,000
Lowest Payment
$597
MOST POPULAR
estimated monthly payment**
$42,000 Loan Amount
as low as 5.19% APR* for 84 months
$597/mo estimated payment**
Select & Continue
Customize
Lowest APR
2.99%
estimated APR*
$42,000 Loan Amount
as low as 2.99% APR* for 36 months
$1,221/mo estimated payment**
Select & Continue
Customize
Lowest Interest
$1,964
interest paid over life of loan**
$42,000 Loan Amount
as low as 2.99% APR* for 36 months
$1,221/mo estimated payment**
Select & Continue
Customize

Competitive Terms and Rates

Local lenders can use Lend-Grow to generate new leads. By partnering with Lend-Grow, lenders can avoid expensive marketing and advertising costs, which larger lenders incur. Lenders can then pass along any cost savings to its consumers in the form of better loan pricing to win new business. The Lend-Grow marketplace can match borrowers with local lenders that may offer favorable terms compared to big banks[vii.] Current loan terms from local lenders for certain products range from 3 to 25 years at rates as low as 1.99% APR. When searching for a lender, borrowers can compare loan terms to find the best offer for his or her goals. To further incentivize borrowers, the company offers a Payback Rewards program in select states for select applicants, which enables borrowers to pay down their loans faster.

How it Works



Borrowers submit basic personal, loan, and income information to match with local lenders in under two minutes.



Then they compare offers from multiple lenders and select a loan with their preferred terms and interest rate.



They apply for a new loan at their chosen lender location or website and lock in new terms.



Lend-Grow deposits 0.25% APR of the borrower's total loan amount each month into his or her loan account for up to three years, so long as their account is active and in good standing with the lender.

Partnering with Lend-Grow

Lend-Grow offers its lender-partners access to high-intent, qualified loan seekers in the lender's geographical footprint. On the back-end, lender partners can customize the risk profile and type of loan they want to originate. For example, compared to some other loan growth options currently available to SMLs, such as whole loan purchasing and loan participation options, lenders have more control over their loan pricing and terms based on customizable characteristics, including their risk tolerance, price, and targeting footprint. System integration between Lend-Grow and partner bank loan origination systems was engineered for safety and simplicity.

Lend-Grow also offers its lender-partners a portal to access the pipeline view of leads matched to the lender through the Lend-Grow marketplace.


Lend-Grow
45 Total Apps
# of apps month-to-date
5 Offer Generated
Qualified for one or more offers
0 Final Submit
Completed and submitted apps
All
Filter by Status
All
Filter by Product
Search
+ Application
+ Prospect
PreQualification Status
Name
Contact
Submit date
EMP ID
Underwriting Application#
Referral#
Pre Eligibility Fail
BESWICK, CANDY
Student Loan Refinance
(520) 333-7252
customer4@gmail.com
Jul 8, 2020 (PQ)
Lender ABC
Clicked To Lender
BURKETT, GREG
Personal Loan
(520) 333-7252
customer82@yahoo.com
Jul 8, 2020 (PQ)
Jul 8, 2020 (FS)
Example Bank of Florida
Clicked To Lender
BONDS, BRENDA
Student Loan Refinance
(520) 333-7252
studentrefi29@gmail.com
Jul 8, 2020 (PQ)
Jul 8, 2020 (FS)
Smith Credit Union
Clicked To Lender
BONDS, BRENDA
Student Loan Refinance
(520) 333-7252
brendab@aol.com
Jul 8, 2020 (PQ)
Jul 8, 2020 (FS)
Ft. Knox National Bank
Clicked To Lender
BURKETT, GREG
Personal Loan
(520) 333-7252
gregburkett22@gmail.com
Jul 8, 2020 (PQ)
Jul 8, 2020 (FS)
Mountain View Bank
Offer Generated
BESWICK, CANDY
Student Loan Refinance
(520) 333-7252
borrower8@gmail.com
Jul 8, 2020 (PQ)
Local Bank 123
Incomplete
BESWICK, CANDY
Student Loan Refinance
(520) 333-7252
candybeswick@hotmail.com
Jul 8, 2020 (PQ)
Bank of Coastal Ohio
Offer Generated
BESWICK, CANDY
Student Loan Refinance
(520) 333-7252
cb99@gmail.com
Jul 8, 2020 (PQ)
Smith Credit Union
Offer Generated
BURKETT, GREG
Personal Loan
(520) 333-7252
borrowergreg@gmail.com
Jul 8, 2020 (PQ)
ACME Bank of Virginia

Lender's Portal

Lend-Grow manages the set-up process and does not require lenders to make additional IT investments to use its marketplace. To join the Lend-Grow marketplace, lenders specify their desired credit segments, pricing grid, and geographical footprint. If a bank does not accept or is unable to service loans online, the Lend-Grow team can set the bank on a third-party integrated white-label digital loan platform, further providing 100% digital FinTech solutions to small-to-medium sized lenders. The white-label digital platform offered by Lend-Grow as an add-on to its lender partners has various integrations for identity, income, and fraud verification – providing even the most "offline" lender an opportunity to compete in the online lending market.


Lend-Grow Marketplace
Lend-Grow: White-label Loan Application System
Credit Decision: Wired to bureaus
Experian
TransUnion
EQUIFAX
Income and ID Verification
PLAID
YODLEE
3rd Party Integrations
twilio
LexisNexis
Integration available with core banking platforms
fiserv.
FIS
TEMENOS
Jack henry

** Use of third-party company names and logos within the above chart does not imply any affiliation with or endorsement of Lend-Grow.*

Suite of Options

On Lend-Grow, lenders can customize the type of leads they want to see. This helps facilitate an optimal balance between growth of their business and risk tolerance. Therefore, a lender's time and resources are only spent on loan applications they are already willing to consider for approval.

Because the premise of the marketplace is to connect local borrowers to local lenders, lenders set their preferred geographic footprint, so their borrowers are within a specified area. This process aims to provide lenders with high quality, local leads with the potential for cross-selling opportunities and meaningful, long-term borrower relationships.

Since lenders have varying degrees of risk tolerance, Lend-Grow also allows its partner financial institutions to describe their risk appetite so that generated leads are more likely to fit within their credit box. For example, a customer seeking a short-term personal loan may be matched to lenders who are seeking higher yields, among other characteristics. Customers seeking to re-finance their student loans with a long-term duration may be matched with more risk-averse lenders. Lenders can also detail their pricing based on a variety of terms, which ultimately is used by the customer to choose their best option.

Business Model

Lend-Grow generates revenue by referring borrowers to lenders and only gets paid a fee by the lender after a borrower signs a loan agreement. Lend-Grow's initial fee is a percentage of the total loan amount funded by a referred borrower. Dependent on lender, the company may also charge a trailing fee based on outstanding loans from referred borrowers within a 36-month period.

Lend-Grow's partnership with CreditSnap provides for further fee-based income. When a lender elects to use Lend-Grow's white label solution, powered by CreditSnap for digital loan acceptance, Lend-Grow earns an additional percentage of fees charged by CreditSnap to the lenders using the white label solution for three years.

Borrowers do not pay Lend-Grow to use its marketplace.

Use of Proceeds

Lend-Grow is raising up to a total of $2 million in this Reg CF offering and a concurrent Reg D offering. The maximum allocation for this Reg CF raise is $1.07 million. If the company reaches the minimum offering amount ($50,000), it will use 47% of the proceeds for business development, 24% for internal development, 14% for licenses and marketing, 12% for operations, and 3% for intermediary fees associated with this raise.

If the company raises the maximum amount ($1,070,000), it intends to use 48% of the proceeds for business development, 24% for internal development, 14% for licenses and marketing, 9% for operations, 2% to repay existing shareholder loans, and 3% for intermediary fees associated with this raise.



Minimum ($50,000)
12%
3%
14%
47%
24%
Intermediary Fees
Business Development
Internal Development
Licenses and Marketing
Operations



Maximum ($1,070,000)
2%
3%
9%
14%
48%
24%
Intermediary Fees
Business Development
Internal Development
Licenses and Marketing
Operations
Repayment of Debt

Minimum ($50,000) Use of Proceeds:

- Intermediary Fees: $1,500
- Business Development: $23,750
- Internal Development: $11,875
- Licenses and Marketing: $7,125
- Operations: $5,750

Maximum ($1,070,000) Use of Proceeds:

- Intermediary Fees: $32,100
- Business Development: $508,250
- Internal Development: $254,125
- Licenses and Marketing: $152,475
- Operations: $97,784
- Repayment of Debt: $25,266

The company expects to use the proceeds from this raise as follows:

- *Intermediary Fees:* Fees associated with this round of funding.

- *Repayment of Debt:* The company has $25,266 of outstanding shareholder loans, which have a provision to be paid in full if the company raises over $100,000.

- *Growth:* The company intends to hire a performance marketing head, an organic growth lead, a conversion optimization analyst, and a lender partnership lead. These additional positions will provide organic growth opportunities through the acquisition of new lenders and on-going lender support through data analysis and customer relationship management.

- *Technology IP Development (AI-based lender tools):* The company intends to develop an artificial intelligence (AI) component to its marketplace, which entails hiring a product manager, a full-stack engineer, and acquiring quality assurance resources. These additions will allow it to optimize its back-end and front-end website and ensure its marketplace adequality connects lenders and borrowers with the development of AI-based technology IP, called "Ask-Lend-Grow"

- *Licenses and Marketing:* This expense relates to set-up costs, involving the state licensing fees and SEO and marketing setup expenses.

- *Operations:* Proceeds for operations are intended to be allocated towards data and technology, travel, and other general working capital expenses.

Product Roadmap

Lend-Grow anticipates growing out its marketplace in the following three categories:

Increase availability: The Lend-Grow marketplace plans to expand beyond its current 28 state footprint, contingent on receiving the appropriate licenses in certain states. The company hopes to receive appropriate state licenses within three to four months, which would increase its presence to 42 states by Q4 2020. It aims to be in all 50 states in early 2021.



Current Marketplace Availability (July 2020)



Planned Marketplace Availability (Q4 2020)

Product Expansion: Lend-Grow partnered with Blue Ridge Bank, which will offer borrowers personal financing options and extend Lend-Grow's loan offerings beyond student loan re-financing. The company anticipates launching its personal loan option in September of this year. In the future, the company expects to offer secured financing options including auto loans and home loans.



AI-Based Lender Tools: To facilitate accurate pricing, credit, and expansion opportunities, the company anticipates launching "Ask-Lend-Grow," an artificial intelligence lending tool to help lenders optimize their lending strategies. Although this tool is under development, the company anticipates it will provide lending strategy suggestions based on a lender's needs and market data. For example, lenders can ask a high-level question such as "How can I price more competitively" and the tool will generate suggestions based on market data.


Get More Leads
Improve Loan Quality
Pricing Suggestions
Ask Lend Grow
Geography
Loan Size
FICO
Loan Term
Proposed: 620
Current: 680
Recommendation
FICO cutoff: 680 -> 620
Opportunity
Loans: $200 MM
Avg. APR: 13.5%
Avg. Losses: 3.5%
Avg. Yield: 10.0%

Ask-Lend-Grow Prototype

USER TRACTION

Lender Partnerships

Lend-Grow launched its core marketplace in Q1 2020. To date, several lenders have joined the Lend-Grow marketplace and committed to servicing over $500 million to qualified borrowers. For student loans, Ascent Funding, INvestEd, Nelnet, and Citizens Bank have agreed to lend to qualified borrowers for new student loans as well as refinance options. Lend-Grow has partnered with Blue Ridge Bank to offer personal loan leads with an anticipated start in September 2020.

To facilitate acquisition of lender partnerships, the company has partnered with Stifel Investment Bank and Basset Capital, which refer banks to Lend-Grow. Stifel's and Basset Capital's relationships with executive leadership at banks and credit unions can further drive lender partnership growth.

Loan Applications

Lend-Grow has achieved marked growth in loan applications through its marketplace since its launch. For March, April and May, borrowers completed loan applications totaling over $4 million, $2.4 million, and $15.5 million within each month, respectively.


Total Student Loan Re-Financing Applications in 2020 (USD)
$18,000,000
$16,000,000
$14,000,000
$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$-
March
April
May
Loan Applications

Marketing and Growth Partnerships

Lend-Grow has partnered with iQuanti and Deluxe Financial Services market the Lend-Grow marketplace to potential borrowers. iQuanti, who has worked with large financial institutions like Chase Bank, BBVA, and Citi Group,[viii] provides channel prioritization, paid marketing, and non-channel activity solution using marketing, technology-driven, and data analysis solutions. Deluxe Financial Services provides marketing solutions and pre-screened lists of potential borrowers to Lend-Grow. Through this partnership, Lend-Grow hopes to grow its audience and borrower base through data sharing and improved marketing strategy.

DELUXE iQUANTI

Lend-Grow had its first profitable month in December 2019 and shortly thereafter again in March 2020, totaling over $3,900 and $5,500 of net profit, respectively. Its profitable months are largely attributed to lender onboarding revenue, which is priced at $5,000. Since the marketplace's launch in Q1, the company has begun generating fee-based revenue from successful lead conversions.

Lend-Grow was incorporated in February 2019. Since inception, the majority of the company's total expenses were from operating costs. Cost of goods sold makes up the remainder of its expenses, which represents the costs of onboarding lenders with CreditSnap's white label solution. The spikes in total expenses in September 2019, November 2019, and March 2020 were from white label solution costs, which are concurrently paid for by the lender and refundable at a later date if the lender lends a certain amount of loans to generated leads. In 2020, the company has experienced rising monthly costs with the exception of May, due to rising operating costs.


Total Expenses Since Inception
$9,000.00
$8,000.00
$7,000.00
$6,000.00
$5,000.00
$4,000.00
$3,000.00
$2,000.00
$1,000.00
$0.00
Feb-19
Mar-19
Apr-19
May-19
Jun-19
Jul-19
Aug-19
Sep-19
Oct-19
Nov-19
Dec-19
Jan-20
Feb-20
Mar-20
Apr-20
May-20

Since inception, over 65% of its total expenses have come from general operating costs and roughly 35% of total expenses came from cost of goods sold, which relates to the white label solution costs. In 2019 alone, 68% of Lend-Grow's total expenses were due to operating costs and 32% were due to cost of goods sold. As a share of total expenses, cost of goods sold increased to 38% in 2020 due to new lenders opting for a white label solution.

Remainder of Page Intentionally Left Blank


2019 Expenses (February-December)
32%
68%
Cost of Goods Sold
Operating Expenses


YTD 2020 Expenses
38%
62%
Cost of Goods Sold
Operating Expenses

While net profit has been negative since inception except for two months, the company has carried a positive ending cash balance each month, largely from financing activities including long-term debt financing, draw down from its line of credit, and the issuance of restricted equity securities. In May 2020, the company's ending cash balance spiked to $25,443, largely from an additional equity sale of $16,000. The company's monthly burn rate is $588.20.


Financial Performance (February 2019-May 2020)
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
($5,000)
($10,000)
USD
Feb-19 Mar-19 Apr-19 May-19 Jun-19 Jul-19 Aug-19 Sep-19 Oct-19 Nov-19 Dec-19 Jan-20 Feb-20 Mar-20 Apr-20 May-20
Net Profit
Ending Cash Balance

Consumer Lending

In the last five years, U.S. consumer loan balances have risen by double digit percentage points across all major loan categories, including mortgage loans, auto loans, personal loans,[ix] student loans, and revolving debt.[x] Student loans, one of Lend-Grow's target markets, have risen the most at over 26%.[xi] As of Q1 2020, personal loans, Lend-Grow's other target market, represent the greatest growth category, as total balances have increased year-over-year by about 13.3%, according to TransUnion.[xii]

Due to the coronavirus (COVID-19) pandemic, consumers are facing financial hardship and are seeking solutions. According to a research report by TransUnion, 58% of consumers have been impacted financially by COVID-19. The largest reported impact was from Generation Z at 68%. To pay current bills and outstanding loans, 15% of consumers reported that they plan to take out a personal loan, 17% of which are classified as Gen Z.[xiii]

According to another report by TransUnion, younger consumers have become an influential force for financial institutions and are changing the traditional mindset around borrower loyalty. The digital lifestyle of the consumer has influenced traditional lending, as borrowers are becoming more comfortable with filling out loan applications online. In 2019, nearly two-thirds of borrowers completed full or partial loan applications online, which increased by 9% from 2018—21% received loan application decisions through a mobile device.[xiv]

Shifting consumer trends may positively impact the use of loan marketplaces, loan comparison sites, and lead generation sites that help borrowers find deals on loans. Online lead generation partners for lenders fall in two categories: (i) Marketplaces or comparison site and (ii) Content-focused lead generation sites. The first category, loan marketplaces, consists of few large companies with large user-bases, such as CreditKarma, NerdWallet, LendingTree. The latter category of lead generation sites has many small players focused on providing research, education, reviews on loan products, and lender choices.

Within the last decade, borrower relationship-building has changed significantly as millennials and Generation Z have come of age. Mid-sized banks and local credit unions can provide a personalized borrower experience,[xv] which is especially valued within the younger demographic. To attract younger borrowers, large banks specifically spend heavily on marketing. For example, in 2018, JP Morgan Chase spent over $3 billion on marketing, which is more than some small banks' total assets.[xvi] Compared to large corporations that have immense marketing budgets, small lenders, including community banks, only spend about 20% of their marketing budget on digital media outlets.[xvii] With relatively small marketing budgets, small banks could benefit from an alternative solution to increase their online reach.

By connecting borrowers with local financial institutions, Lend-Grow aims to fill a void by providing a solution for online borrowers seeking a personalized, close-to-home borrowing experience. As a financial services comparison-shopping site, Lend-Grow's addressable market opportunity is estimated to be $3.3 billion,[xviii] which is a part of the broader $53 billion global opportunity of financial services marketing spend.[xix]


Marketplace Spend: Current Opportunity*
$~53B Total Global Market
Global Financial Services (FS) Marketing Spend
$~29B Defined Market
US FS & Insurance Ad Spend
$~15.3B Served Market
US FS & Insurance Online Ad Spend
$~3.3B+ Core Market
FS Comparison Shopping Sites
* B= USD Billions

FinTech M&A

The global FinTech mergers and acquisition (M&A) market in 2019 reached its largest year ever by deal count and dollar volume. Across 989 deals, M&A transactions totaled over $233 billion. The three largest deals, involving the acquisition of Worldpay by FIS, FirstData by Fiserv, and Refinitiv by the London Stock Exchange, amounted to a combined total of $111 billion. 74% of dollar volume within the global FinTech M&A market was transacted within North America. Within the global FinTech market, 81% of the banking and lending technology sector's $9.1 billion M&A activity was transacted in North America.[xx]

Lead-generating companies within the banking and technology sector have been on both sides of M&A deals. Credible, a lending marketplace within the banking and lending technology sector, was acquired by Fox Corporation in 2019 for $397 million, just seven years after the company was founded.[xxi] Other lead-generating loan marketplaces have also been acquired including Credit Karma by Intuit for $7.1 billion in early 2020.[xxii] LendingTree, a financial products marketplace, has closed multiple acquisitions of FinTech companies including Student Loan Hero[xxiii] and MagnifyMoney[xxiv]. Most recently in early 2019, LendingTree closed on its acquisition of ValuePenguin, an objective personal finance website.[xxv]

Announced	Company	Acquirer/Investor	Amount (in $M)
February 2020	Credit Karma[(1)]	Intuit	7,100
August 2019	Credible[(2)]	Fox	397
January 2019	ValuePenguin[(3)]	LendingTree	105
July 2018	Student Loan Hero[(4)]	LendingTree	60
June 2017	MagnifyMoney[(5)]	LendingTree	39.5

(1) https://investors.intuit.com/news/news-details/2020/Intuit-to-Acquire-Credit-Karma/default.aspx

(2) https://www.reuters.com/article/us-credible-labs-m-a-fox-c/murdochs-fox-corp-to-buy-fintech-credible-labs-in-397-million-deal-idUSKCN1UU0Q7

(3) https://www.prnewswire.com/news-releases/lendingtree-inc-to-acquire-valuepenguin-300770124.html

(4) https://www.prnewswire.com/news-releases/lendingtree-inc-announces-agreement-to-acquire-student-loan-hero-300680609.html

(5) https://www.prnewswire.com/news-releases/lendingtree-acquires-magnifymoney-300477025.html

FinTech Venture Capital Activity

Recently, the global FinTech industry has experienced significant growth with increased venture capital funding.[xxvi] In 2019, capital invested in the FinTech industry reached a second year high at ~$35.7 billion. Between 2009 and 2019, capital invested in the FinTech industry grew at a CAGR of 37.66%. Other notable funding information for the industry includes the following:[xxvii]

- 2018 was the highest year on record for FinTech investment, with $48.3 billion in capital invested.
- There were 3,124 venture financings in 2019, down from 3,618 in 2018.
- The median pre-money valuation was $13.5 million in 2019, up from $11 million in 2018.
- The median post-money valuation was $17 million in 2019, up from $13.9 million in 2018.
- The median deal size was $2.6 million in 2019, up from $1.9 million in 2018.


Capital Invested and Deal Count for the FinTech Industry, 2009 - 2019
Capital Invested
Deal Count
$60.00B
$50.00B
$40.00B
$30.00B
$20.00B
$10.00B
$0.00M
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
218
315
476
753
1,172
1,738
2,390
2,764
3,251
3,618
3,124
$1.42B
$1.81B
$2.53B
$3.34B
$8.58B
$18.65B
$22.19B
$21.93B
$48.34B
$35.65B
Source: PitchBook Data, Inc.

COMPETITORS

Credit Karma: Founded in 2007, Credit Karma provides free credit reports, credit monitoring, tax filing, and other financial tools to its Borrowers seeking a better understanding of their financial health. Credit Karma boasts over 100 million active users in the U.S., U.K., and Canada and almost half of those users are reported to be millennials.[xxviii] In 2017, the company unveiled its free tax filing service called Credit Karma Tax, which added to its stack of financial technology services.[xxix] Credit Karma generates revenue by running ads and by referring Borrowers to financial products from other financial institutions. Credit Karma has a list of loan products including home loans, auto loans, and personal loans, from a variety of lenders including Prosper, LendingPoint, and Upstart.[xxx] Borrowers can search for loans based on loan amount and their credit scorer, similar to the Lend-Grow marketplace. It is reported the company generated over $1 billion in revenue in 2019.[xxxi] In February 2020, Intuit agreed to acquire Credit Karma in a cash and stock transaction totaling $7.1 billion.[xxxii]

LendingTree (NASDAQ:TREE): Founded in 1998, LendingTree connects borrowers with lenders through its online marketplace. LendingTree currently offers home loans, personal loans, credit cards, insurance, debt

consolidation, business loans, student loans and more for its borrowers. When searching for a loan, credit card, or insurance, consumers can compare offers from multiple lenders and choose the best option that fits his or her need. LendingTree also provides free credit score reports to its consumers. LendingTree went public in 2000 and recently reported revenues of $283 million in Q1 2020, up ~8% from $262 million in Q1 2019. The company's insurance and home loans products primarily contributed to the year-over-year revenue increase, as its personal loans and credit cards segment lost revenue over this time.[xxxiii] LendingTree partners with well-established lending institutions including SoFi, Marcus by Goldman Sachs, Upgrade, Lightstream, and Prosper,[xxxiv] among others.

NerdWallet: NerdWallet was founded in 2009 and enables customers to compare financial products including credit cards, insurance, student loans, home loans, and personal loans to choose the best product for his or her needs. It also offers free credit score reports for its consumers. Similar to its competitors, NerdWallet partners with large lending institutions including LightStream, SoFi, Marcus by Goldman Sachs, Upgrade, Upstart, and Discover, among others.[xxxv] In its most recent funding round NerdWallet raised $69 million in Series A financing[xxxvi] led by Institutional Venture Partners at an undisclosed valuation.[xxxvii] In 2018, It is reported that the company was valued at over $500 million.[xxxviii]

Credible: Founded in 2012, Credible is an online marketplace that connects borrowers with lenders. Credible offers similar products to its competitors including student loans, student loan re-financing, personal loans, home loans, and credit cards. To view loan, insurance, or credit card offers, consumers fill out basic financial and personal information and receive a quote from partnering lenders. The company's partnering lenders include medium to large financial institutions including SoFi, LightStream, Upgrade, Prosper, PenFed, and ELFI, among others.[xxxix] In 2019, the company was acquired by Fox Corporation at a valuation of $397 million.[xl]

Remainder of Page Intentionally Left Blank



Nish Krishna, CEO and Co-Founder: Nish co-founded Lend-Grow in 2019 after spending nine years managing lending businesses for large and mid-sized financial services organizations. Prior to Lend-Grow, Nish was a Senior Director of Unsecured Loans at Pentagon Federal Credit Union, where he established the Unsecured Loans business unit, which consisted of personal loans, student refinancing, home improvement loans, and solar financing. Before PenFed, Nish served as Director of Customer Engagement at E-Trade, VP of Marketing at M&T Bank, and Manager of Marketing and Analysis for Capital One. His experience within the financial services industry spurred him to create a solution which could provide customers with superior financing options and lower fees compared to big banks. Nish holds a BS in Computer Science from the Indian Institute of Technology, an MS in Computer Science from NYU, and an MBA from the University of Virginia's Darden School of Business.



Fred Rubin, Head of Analytics and Co-Founder: Fred brings over 25 years of financial services experience to Lend-Grow and currently serves as Head of Analytics for the company. Before co-founding Lend-Grow, Fred was Deputy Chief Credit Officer at National Cooperative Bank, where he maintained the overall credit quality, credit performance, and credit loss of the bank's credit portfolio, which consisted of off-balance sheet commercial real estate loans. Among his many other executive positions, Fred served as Deputy Chief Credit Officer at Pacific Mercantile Bank, Senior Vice President and Chief Credit Officer at PenFed Credit Union, and Corporate Vice President at Susquehanna Bank. He co-founded Lend-Grow to increase borrower awareness of mid-sized lenders and ultimately provide local lenders with a competitive edge that was often lost in traditional online lending marketplaces. Fred is a graduate of the Stonier Graduate School of Banking and holds a BA in Economics from LSU.



Harris Schachter, Head of Marketing and Co-Founder: Harris has spent past nine years in marketing leadership roles at financial services, healthcare, and startups. Harris managed organic growth channel (SEO and Content) for Capital One cards business and grew visitors 1.5x from 9M DAU to 12M DAU. Harris actively advises startups on organic growth through his consulting firm OptimizePrime on SEO, PPC management, and content marketing. Harris's online blog on performance marketing gets 1M annual visitors. Harris holds a BS in Psychology from SUNY Plattsburgh and an MS in Internet Marketing.



Satnam Gandhi, CTO: Satnam brings over 20 years of technology experience to Lend-Grow and currently serves as Chief Technology Officer. Satnam is also Vice President of Data Platform Engineering at Condé Nast, where he is responsible for improving the monetization of data intelligence through data storage, discovery, and usage. Satnam co-founded a company called Test A Tag in 2017, which is used by creatives worldwide who wish to test an advertisement or creative tag on a website without purchasing the appropriate web space. Satnam was also Chief Technology Officer of PageScience, where he was responsible for expanding and maintaining the health-care focused technology platform. He also served as VP of Engineering for Theorem, COO and Co-Founder of Baryons Software Solutions, and manager for Accenture and IBM. Satnam holds a Bachelors of Technology degree from the Indian Institute of Technology.

PAST FINANCING

To date, Lend-Grow hasn't raised outside equity capital. The company has issued business and shareholder loans amounting to over $30,000, with nearly $25,000 of these loans having no maturity date. In May 2020, the company raised $16,000 from a restricted stock issuance at a price per share of $0.008 from company insiders.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $50,000 Max: $1,070,000
Valuation Cap: $10 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the price per share paid on a $10 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

Forbes: A List of FinTech Firms Providing Free Technology During The Coronavirus Crisis
Vendor Surf: Best & Worst of Vendors; True Authenticity in a Crisis
VACB: Lend-Grow Presents at Virginia Community Banks' 2019 FinTech Forum

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

MicroVentures

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- The effects of the COVID-19 pandemic on the company and the industry in which it operates,
- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's Borrowers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and

- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://thefinancialbrand.com/92406/google-nerdwallet-credit-karma-comparison-website/
[ii] https://www.transunion.com/blog/consumer-credit-origination-balance-and-delinquency-trends-q1-2020
[iii] https://www.federalreserve.gov/releases/g19/current/
[iv] https://www.federalreserve.gov/releases/g19/current/
[v] http://emiboston.com/top-u-s-banks-grew-marketing-spend-and-marketing-ratios-in-2019/
[vi] https://www.mybanktracker.com/blog/find-my-answers/big-bank-vs-small-bank-14147
[vii] https://www.mybanktracker.com/blog/find-my-answers/big-bank-vs-small-bank-14147
[viii] https://www.iquanti.com
[ix] https://www.transunion.com/blog/consumer-credit-origination-balance-and-delinquency-trends-q1-2020
[x] https://www.federalreserve.gov/releases/g19/current/
[xi] https://www.federalreserve.gov/releases/g19/current/
[xii] https://www.transunion.com/blog/consumer-credit-origination-balance-and-delinquency-trends-q1-2020
[xiii] https://content.transunion.com/v/financial-hardship-report-us-wave-nine
[xiv] https://newsroom.fiserv.com/news-releases/news-release-details/digital-loan-applications-rise-mobile-device-use-increases
[xv] https://www.thebalance.com/benefits-of-local-banks-vs-big-banks-4177411
[xvi] http://emiboston.com/an-analysis-of-leading-u-s-banks-2018-marketing-spending/
[xvii] https://bankingjournal.aba.com/2020/01/your-2020-marketing-spend-digital-vs-traditional/
[xviii] https://investors.lendingtree.com/static-files/fe7bd686-a251-4061-b26e-ac854b2876e5
[xix] https://www.warc.com/newsandopinion/news/global_ad_trends_global_ad_investment_forecast_to_grow_6_to_656_billion_in_2020/42822
[xx] https://ftpartners.docsend.com/view/9849q93
[xxi] https://www.reuters.com/article/us-credible-labs-m-a-fox-c/murdochs-fox-corp-to-buy-fintech-credible-labs-in-397-million-deal-idUSKCN1UU0Q7
[xxii] https://investors.intuit.com/news/news-details/2020/Intuit-to-Acquire-Credit-Karma/default.aspx
[xxiii] https://www.prnewswire.com/news-releases/lendingtree-inc-announces-agreement-to-acquire-student-loan-hero-300680609.html
[xxiv] https://www.prnewswire.com/news-releases/lendingtree-acquires-magnifymoney-300477025.html
[xxv] https://www.prnewswire.com/news-releases/lendingtree-inc-completes-acquisition-of-valuepenguin-300778789.html
[xxvi] https://www.cbinsights.com/reports/CB-Insights_Fintech-Report-Q2-2018.pdf
[xxvii] PitchBook Data, Inc.
[xxviii] https://www.creditkarma.com/pressreleases
[xxix] https://www.creditkarma.com/about/releases/credit-karma-tax-first-truly-free-personalized-tax-prep-service
[xxx] https://www.creditkarma.com/shop/personal-loans
[xxxi] https://www.bloomberg.com/news/articles/2020-02-24/intuit-buys-credit-karma-for-7-1-billion-in-cash-stock
[xxxii] https://www.bloomberg.com/news/articles/2020-02-24/intuit-buys-credit-karma-for-7-1-billion-in-cash-stock
[xxxiii] https://investors.lendingtree.com/node/17101/html
[xxxiv] https://www.lendingtree.com/personal/
[xxxv] https://www.nerdwallet.com/best/loans/personal-loans/best-personal-loans?trk_copy=hppltooltop

[xxxvi] http://www.finsmes.com/2015/10/nerdwallet-raises-5m-closes-69m-series-a-round.html
[xxxvii] http://www.finsmes.com/2015/05/nerdwallet-raises-64m-in-series-a-funding.html
[xxxviii] https://www.cnbc.com/2018/05/09/tim-chen-started-500-million-company-nerdwallet-with-800.html
[xxxix] https://www.credible.com
[xl] https://www.reuters.com/article/us-credible-labs-m-a-fox-c/murdochs-fox-corp-to-buy-fintech-credible-labs-in-397-million-deal-idUSKCN1UU0Q7

EXHIBIT C

Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Lend Grow, Inc.
12110 Sunset Hills Road, #600
Reston, Virginia 20190

Ladies and Gentlemen:

The undersigned understands that Lend Grow Inc, a Corporation organized under the laws of Delaware (the "Company"), is offering up to $1,070,000.00 of Crowd Note (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated July 17, 2020 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific time on October 19, 2020, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust (the "Escrow Agent") from the undersigned by wire transfer of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such

funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations

required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely

transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) General Rule. Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted of the State in which the Company’s executive office is located at the time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award. Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other

party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Lend Grow, Inc. 12110 Sunset Hills Road, #600 Reston, Virginia 20190 E-mail: nkrishna@lendgrow.com Attention: CEO
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] E-mail: [E-MAIL ADDRESS] Attention: [TITLE OF OFFICER TO RECEIVE NOTICES]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____________________ Name:

PURCHASER (if an entity):
______________________ Legal Name of Entity By_____________________ Name: Title:

State/Country of Domicile or Formation: ______________________________________

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Lend Grow Inc
By_____________________ Name: Title:

EXHIBIT D

Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN “ACCREDITED INVESTOR” WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR’S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Lend Grow Inc

CROWD NOTE

FOR VALUE RECEIVED, Lend Grow Inc. (the “**Company**”), hereby promises to pay to each investor (the “**Investor**”) who is recorded in MicroVenture Marketplace Inc., (the “**Platform**”) records as having subscribed to this security (the “**Crowd Note**”) the principal sum of his/her subscription (the “**Purchase Price**”) unless converted into equity securities pursuant to Section 2.

The “**Valuation Cap**” is $10 million.

The “**Offering End Date**” is October 19, 2020.

1. **Definitions.**

   a. “**Combined Offerings**” shall mean the Company’s concurrent offerings under both Regulation CF and Regulation D under the same terms.

   b. “**Conversion Shares**” shall mean with respect to a conversion pursuant to Section 2, shares of the Company’s Preferred Stock issued in the Qualified Equity Financing.

   c. “**Conversion Price**” with respect to a conversion pursuant to Section 2 shall equal the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

   d. “**Corporate Transaction**” shall mean:

      i. the closing of the sale, transfer or other disposition of all or substantially all of the Company’s assets,

      ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

      iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated

persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

e. "**Corporate Transaction Payment**" shall mean an amount equal to one and a half times (1.5X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

f. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

g. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, and (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b); but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

h. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

i. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $100,000.

j. **"Maximum Raise Amount"** shall mean $1,070,000 under Regulation CF and a total of $2,000,000 under the Combined Offerings.

k. **"Outstanding Principal"** shall mean the total of the Purchase Price.

l. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

m. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

n. "**Target CF Minimum**" shall mean $50,000 raised via Regulation CF and a total of $50,000 raised under the Combined Offerings.

o. "**Target D Minimum**" shall mean $50,000 raised in total via the Combined Offerings.

2. Conversion of the Crowd Note.

(a) **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction; *provided that* the number of Conversion Shares that such Investor is entitled to upon conversion shall be equal to the number of Conversion Shares that such Crowd Note would have converted into immediately prior to such Qualified Equity Financing, subject to stock splits, dividends and the like.

ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

(b) **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

(c) **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

ii. Obtaining the Corporate Transaction Payment.

ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

(d) **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

(e) **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

(a) **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

(b) **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

(c) **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

(d) **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

(e) **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

(f) **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

(g) **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

(a) **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(b) **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

(c) **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

(d) **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

(e) **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) **Voting and Inspection Rights**. The Investor acknowledges that if they are not a Major Investor they shall have limited voting, information and inspection rights.

(g) **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

(a) **Security.** This Crowd Note is a general unsecured obligation of the Company.

(b) **SPV**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to

aggregate the interests of holders of Crowd Notes.

(c) **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

(d) **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

(e) **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

(f) **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

(g) **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

(h) **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

(i) **Escrow Procedures**. No investor funds shall be released from escrow until either the Target CF Minimum or Target D Minimum is met for the Regulation CF and Regulation D portion of the offering, respectively. The Target CF Minimum and/or Target D Minimum must be met on or before the Offering Date for funds to be released from escrow.

(j) **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

(a) **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not

through the court system. All arbitration will be conducted in the State in which the Company's executive office is located at the time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(b) **Appeal of Award**. Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

(c) **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

(d) **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Major Investors will be processed via Regulation D, all other investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E

Pitch Deck

Lend-Grow

Lend-Grow™

Digital Marketplace for small-to-medium lenders (SMLs)



Overview

Lend-Grow

Lend-Grow is a digital marketplace providing access to online growth for Small and Medium Lenders (SMLs), a market with over 700 lenders with $7.8T loans[1]

*Veteran team who led lending businesses at Capital One, PenFed, and E*Trade*

Lend-Grow marketplace operational as of 1Q20

Contracts in place with 5 lenders with over $500 million in annual loan funding

Partnership in place with Stifel Nicolaus for lender acquisition

[1] *https://www.fdic.gov/bank/analytical/quarterly/2020-vol14-1/fdic-v14n1-4q2019.pdf*

Executive Team

Established veterans in the industry, with experience ranging from managing the lending business at Capital One and E*Trade to building a consumer lending business with $1B loans at a mid-sized lender



Nish Krishna, CEO

Nish Krishna has managed lending at both large banks (Capital One, E*Trade) and mid-sized lenders (M&T Bank, PenFed Credit Union) during the past ten years. Prior to Lend-Grow, Nish established the Consumer loan business at PenFed and grew the loan portfolio to $1 billion. Nish managed acquisition at Capital One for $600 MM co-brand card business and $2.5 B Small Business lending. Nish also led the Deals team (now part of Corporate Development) at Capital One on several transactions. Nish is Darden Business School, MBA and IIT alum.



Satnam Gandhi, CTO

Satnam has over 20 years of experience in technology leadership roles at both large organizations and startups. Satnam led as CTO at ad-tech startup, PageScience till its successful acquisition by AccentHealth. Satnam's prior roles have been at IBM, Accenture, and Code Nast. Satnam is an IIT alum.



Fred Rubin, Head of Analytics

Fred has over 25 years of experience managing credit, risk, and pricing. Fred has led in Chief Credit Risk Officer roles at PenFed credit union, Access National Bank, National Cooperative Bank, and Susquehanna Bank. Fred was Director for Regulatory Relations at Capital One and a National Bank Examiner for the OCC.



Harris Schachter, Head of Marketing

Harris has spent past nine years in Marketing leadership roles at financial services, healthcare, and startups. Harris managed organic growth channel (SEO and Content) for Capital One cards business and grew visitors 1.5x from 9M DAU to 12M DAU. Harris actively advises startups on organic growth, his online blog on performance marketing gets 1M annual visitors.

Use of third-party company names and logos within this presentation does not imply any affiliation with or endorsement of Lend-Grow.

Lend-Grow Marketplace

Lend-Grow was created to help smaller lenders capture market share in desired geographies and credit bands through pre-qualified loan leads

3

Consumers

Borrowers can receive competitive loan options

2

Working to build a competitive marketplace with 100s of participating SMLs to attract borrowers

Lend Grow

Wired to credit bureaus

Lender's credit eligibility and pricing grid available

Routing

Borrowers are re-directed to applying on lender's site

1



Regional Bank
Credit Union

Lenders

SMLs opportunity to gain access to online lending reduce under-deployed liquidity while enhancing their geographical footprint

Product Launch and Partnerships

Core marketplace rolled out in Q1

Borrower-side

Real-time borrower eligibility check through credit soft-pull.

Matching and routing of qualified borrowers to lenders

Lender-side

Lead pipeline management

6 Lenders committed to over $500M loan funding

Student Refi/Loans

Four lenders signed up: covering 28 states

Personal Loans

Multi-state lender: (PA, NC, VA, MD, DE)

Go-to-market partnerships in place

Lender Acquisition

Stifel Nicolaus partnership (leading investment bank for SMLs)

Borrower Acquisition

Agreement with Deluxe and iQuanti, leading direct marketing agencies



The Landscape

Lend-Grow

SMLs have bled Consumer Market Share (-30%)

Current lending marketplaces are "small tent" and cater towards large lenders. SMLs have lost market share even after offering attractive terms

SMLs have lost market share (down 30%)[1]



69%
72%
75%
77%
78%
79%
31%
28%
25%
23%
22%
21%
2013
2014
2015
2016
2017
2018
<$20B
$20B+

Consumers are missing out on cheaper loan options offered by SMLs



LendingClub
139
Reviews
Loan amount
$2,500
Monthly payment*
$78 /month
for 36 mo.
Estimated APR*
7.91%
See details, rates, and fees
PENFED
CREDIT UNION
CHECKING & SAVIN
PENFED PERSONAL LOANS
NO ORIGINATION FEES. NEW RATES AS LOW AS 6.49%*
PenFed personal loans take the worry out of borrowing with predictable payments that won't change over time.

Source: LendingClub[2] and PenFed[3]

As a result of limited awareness and excess liquidity, SMLs often offer cheaper loans to compensate

[1] *https://www.forbes.com/sites/jeffkauflin/2020/04/21/lending-club-is-laying-off-460-employees-or-30-of-staff/#653e8a253c7e*
[2] *LendingClub APR determined by using a FICO score of 750+*
[3] *https://www.penfed.org/personal/personal-loans*

How bad is the problem?


Under-deployed liquidity
50% of SMLs have unused money lying in bank


Poor Profitability
80% of SMLs are have too much secured (home & auto)

Source: https://www.ncua.gov/files/publications/analysis/quarterly-data-summary-2020-Q1.pdf

SML Online Origination Predicament

SMLs may risk sacrificing origination control or make large investments to build online marketing sophistication


Business Control: High
Lender's pricing,
UW Lender's
footprint
Lender's brand and tech
Local Lender's marketplace
(Easy to get started,
lender's control of credit
and pricing)
Marketplaces serving
larger lenders
(little-to-no access)
Direct Digital
(Large fixed cost in raising
digital team to leverage
direct)
Cost/Access: High
High upfront or fixed
costs Tech integration
Limited SMLs availability
Cost/Access: Low
Little-to-no upfront or
fixed cost
No integration
Available to
SMLs
Business Control: Low
Originator's pricing, UW
Originator's footprint
Originator's brand & tech
Lending-as-a-Service
(little-to-no control on credit,
pricing, geo)

The Competition: Stressed in current crisis

Marketplace lender debt cratered as investors shed exposure to affected companies[1]


CLUB 2019-P2 C 66.745316 /67.1095 CUSIP 21054PAD7 Yield 22.898/22.635
As of 22 Apr Prepay 25CPR WAL 2.51 Collateral 100.0% CNSM12.3% BVAL
Line Chart
95) Compare 96) Actions 97) Edit
Mov Avgs Key Events
1D 3D 1M 6M YTD 1Y 5Y Max Daily Table Chart Content

MPLs increased rates and cut volume to meet lack of investor demand – Note from Lending Club:[2]

Investor efforts:

- For new loans, interest rates are being raised from 2-4% depending on loan grade.
- Approval rates for certain higher-risk borrower populations have been reduced and income and employment verification requirements have been increased.
- As we focus on borrowers with higher credit quality, lower grade Note volume may be impacted.

Cost cuts: LendingClub[3]

AMERICAN BANKER POLICY & REGULATION TECH BANKTHINK EVENTS

LendingClub laying off 460 staffers, including president

By Paul Davis, Kevin Wack April 21, 2020, 8:48 p.m. EDT

"Secondary market and debt funds have all stopped lending to these originators forcing everyone to go through large rounds of layoffs and furloughs. Those balance sheet lenders have stopped most of their marketing efforts to look after their current book of portfolios," explained the insider.

This person believes that ***only 20% to 30% of Fintech lenders will be able to survive the market rout.***

[1] *Bloomberg, LP*

[2] *https://blog.lendingclub.com/investor-update-coronavirus*

[3] *https://www.forbes.com/sites/jeffkauflin/2020/04/21/lending-club-is-laying-off-460-employees-or-30-of-staff/#653e8a253c7e*

Lend-Grow: We believe we are uniquely poised for growth.

Customer demand has gone up

Interruption of branch & salesforce have increased demand for online partner like Lend-Grow

Competition stressed

Competitions' access to funding capital has dried up

Lend-Grow positioning to quickly capture large market share

Growth not dependent on access to debt capital and credit risk

https://www.federalreserve.gov/releases/g19/current/
https://www.transunion.com/blog/consumer-credit-origination-balance-and-delinquency-trends-q1-2020

Total SML Market: 786 lenders with $7.8T assets

Very Small Lenders ($<1 B)	SMLs ($1-250 B)	Large Lenders ($250+ B)
$1.2T (4,381)	Assets: $7.8T Lenders: (786)	$9.7T (10)

786 lenders, ~40% of assets

SMLs not small enough to ignore brand and rely on loan purchases & participations

Not large enough to build sophisticated marketing or access current marketplaces

Lend Grow is targeting the $1B - $100B sub-market.

Source: https://www.fdic.gov/bank/analytical/quarterly/2020-vol14-1/fdic-v14n1-4q2019.pdf



Lend-Grow Solution

Lend-Grow

The Lend-Grow Marketplace

Lend-Grow offers an All in One Solution for Small and Medium Lenders

Try Lend Grow	→	Lend Grow Marketplace	→	Ask Lend Grow
Frictionless Get loan leads in days		Digital Growth Capture demand in footprint		AI & Analytics Get advice on competing

Refine & Optimize

Frictionless

100% digital sign-up aims to be disruptive and allow Lend-Grow to quickly capture market share

Current marketplaces have sales-led acquisition that can be slow and expensive

Lend-Grow marketplace with 100% digital sign-up engineered to offer a more scalable model



Try Lend-Grow
FICO
Debt-to-Income
Loan-to-Value
FICO
Debt-to-income
Delinquencies
DOCUSIGN CONTRACT
ELIGIBILITY RULES
(Cut-offs, Knock-outs)
PRICING GRID

Lenders sign-up online and specify footprint, product, and eligibility

The Marketplace: Under the Hood

Current marketplaces have sales-led acquisition that can be slow and expensive


Lend-Grow
See your pre-qualified offers in as little as 2 minutes, without affecting your credit score.
Congratulations, Mary! You can borrow up to $50,000 for your other
You can select from below recommendations or you can fully customize your offer.
How much do you want to borrow?
Lowest Payment
$597
Lowest APR
2.99%
Lowest Interest
$1,964
Select & Continue
Customize

Lend-Grow marketplace with 100% digital sign-up engineered to offer a more scalable model


Login Account
Email *
nish@lend-grow.com
Password *
Sign In
Lend-Grow

Intelligent: AI & Analytics In-built

Powerful Analytics & Lead Generation Tools: Help SMLs compete using the same tools available to larger players

Get More Leads | **Improve Loan Quality** | **Pricing Suggestions**

Ask Lend Grow

Geography

Loan Size

FICO

Loan Term


Proposed: 620
Current: 680

Recommendation
FICO cutoff: 680 -> 620

Opportunity Loans:
$200 MM Avg. APR: 13.5%
Avg. Losses: 3.5%
Avg. Yield: 10.0%



Business Model & Financials

Lend-Grow

Customer and Consumer Acquisition

Lenders

Partnership with leading investment bank



citi
HSBC
BARCLAYS
STATE STREET

STIFEL

Borrowers

Payback Rewards to Acquire Customers



0.25% APR Credit every month for 3 years

Innovative – Attract borrowers

Sticky relationship – cross-sell

Launched Q1: Strong Consumer Demand

Loan Applications ($ MM)


Total Student Loan Re-Financing Applications in 2020 (USD)
$18,000,000
$16,000,000
$14,000,000
$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$-
March
April
May
Loan Applications

Use of Proceeds

Raising through Reg CF and Reg D 506(c)


Minimum
3%
47%
24%
14%
12%
Intermediary Fees
Business Development
Internal Development
Licenses and Marketing
Operations


Maximum
3%
48%
24%
14%
9%
2%
Intermediary Fees
Business Development
Internal Development
Licenses and Marketing
Operations
Repayment of Debt

Summary

Lend-Grow Marketplace

- "Big-tent" (inclusive) lending marketplace to give consumers better access to small-to-medium lenders (SMLs)
- Democratize access to online lending for SMLs and help SMLs with under-deployed liquidity
- Drive price competition by giving consumers access to loan options with competitive rates

Leadership

- CEO: Established consumer lending business with $1B loans at a mid-sized lender between 2017-18 before founding Lend-Grow
- CTO: Successfully exited AdTech startup in 2017
- CRO: Lead as Chief Credit Risk Officer at over half dozen mid-sized banks, former OCC bank examiner

Business Highlights

- Lend-Grow marketplace operational in Q1 2020: Ability to qualify borrowers in real-time through credit soft pull and real-time lead routing to partner lenders.
- Contracts with 6 lenders with over $500 MM annual loan funding commitment through Lend-Grow marketplace.
- Partnership agreement with Stifel Nicolaus & Company (leading investment bank for mid-sized banks and credit unions) for lender acquisition.
- Partnership agreement with digital marketing agency Deluxe (former clients: LendingClub, Prosper) and digital agency iQuanti (clients: Marcus, Amex) for pay-for-performance marketing.
- Raising $2.0 MM in seed funding to launch initial lenders that have already signed partnership agreements

Lend-Grow

Thanks

ir@lendgrow.com

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

<u>**Company Risk**</u>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont’d)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company’s business,
- Liability risks and labor costs and requirements that may jeopardize the company’s business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

Risk Disclosures

This material is (1) confidential and for exclusive use of the person to whom it is provided (the "Recipient") by Lend Grow, Inc for the sole purpose of providing information to assist the Recipient in deciding whether it wishes to proceed with a further investigation of a potential investment opportunity with the company to which the material pertains; (2) is not to be distributed; (3) is for informational purposes only; and (4) is not intended to be an offer or solicitation of any services or products. The views contained herein are not to be taken as an advice or recommendation to buy or sell any investment or interest thereto. Reliance upon information in this material is at the sole discretion of the reader. Any research in this document has been obtained and may have been acted upon by Lend Grow, Inc for its own purpose. Any forecasts, figures, opinions, statements of financial market trends or investment techniques and strategies expressed are unless otherwise stated, are Lend Grow, Inc's opinion. They are considered to be reliable at the time of the preparation, may not be all-inclusive and are not guaranteed as to accuracy. In addition, some of the information contained herein may have obtained from public sources and has not been independently verified. The results of research discussed herein are being made available as additional information and do not necessarily reflect the views of Lend Grow, Inc.

Growth figures discussed herein relate to revenue growth, not investment growth.. There is no guarantee that any forecast made will come to pass.

The information contained herein: (1) is proprietary to Lend Grow, Inc; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Lend Grow, Inc is not responsible for any damages or losses arising from any use of this information. It should be noted that the value of investments and any income from them may fluctuate in accordance with the market conditions and taxation agreements and investors may not get back the full amount invested. Both the past performance and yield may not be reliable guide to future performance. Past performance is no guarantee of future results.

This material contains forward looking statements, which can be identified by the use of forward-looking terminology, such as but not limited to "may", "intend", "will", "anticipate", "estimate", "seek", or "continue" or the negative thereof or other variations thereon or comparable terminology. In particular, any statements, expressed or implied, concerning trends, future operating results, growth, performance, business prospects and opportunities or the ability to generate revenues, income or cash flow are forward-looking statements. Such forward-looking statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to:

- Borrower and Lender adoption
- Competitive intensity
- Volatility in loan credit markets from economic and political policies
- Strength/Weakness of the US economy

Forward-looking statements are necessarily based upon a number of estimates and assumptions that are inherently subject to known and unknown risks and uncertainties. Such risks include but are not limited to: the impact of general economic conditions, market volatility, fluctuation in costs, and changes to the competitive environment. These factors should be carefully considered and undue reliance should not be placed on forward-looking statements.

EXHIBIT F

Video Transcripts

Transcript of Lend-Grow Founder Interview:

[Zach] So today we're here with Nish, Fred and Harris to talk about their new, online marketplace. Nish is the CEO. Can you tell us a little bit about what Lend-Grow does?

[Text Overlay: Zach Kiefer, Batten Venture Fellow, Darden School of Business]

[Nish]: Yea, so Lend-Grow is a B2C marketplace. We connect borrowers with hard to find smaller lenders. Smaller lenders are often hard to find and that's what we are trying to do with Lend-Grow.

[Zach] How did you come up on this idea of starting the company?

[Nish] So over past ten years, I've worked at some of the larger lenders and smaller lenders and if you look at the larger lender space and how consumers have grown a lot of these products are shopped online and so you know I saw this and built these businesses at places like Capital One and E*Trade and then also worked at places like some of the regional banks like M&T and PenFed and saw them struggle with some of this growth.

At Pen Fed, just before founding Lend-Grow, I had the opportunity to set up a lending business which has the personal loans, student loan refinancing, home refinancing and home improvement loans and grew that business over two years from $250 million in loans to $1.2 billion and there were two insights that came out of it, one was there was a lot of pent-up demand in the small to medium loan space. They were really hungry for growth, especially through online digital partners and that had been overlooked by some of the current online marketplaces that are out there that might have heard about like Lending Tree and Credit Karma and that's the white space that Lend-Grow is trying fill.

[Zach]: How did you decide to… or how are you going about connecting those borrowers with lenders?

[Nish] So the heart of Lend-Grow marketplace is tech-enabled platform, it's basically wired to the bureaus. So, when a borrower comes in on our platform, we can go to the bureaus and get a soft pull. When we bring on a lender, we know exactly the credit eligibility guidelines; who they can approve and what footprint they are focused on. And so, in real time, you're able to match a borrower to the network of lenders and then basically the borrowers from there goes on to apply at the lender for completing their loan applications.

[Zach] So Nish tell me, how you're different from the competition?

[Nish] Yea, so I think we have different in three unique ways. So one, we are very customer centric; we do not horse race our lenders, so unlike some of the other marketplaces, you won't see a list of lenders that a borrower, that all borrowers would not see a list of lenders that they match to, we show them the best rates for different loan terms and offers. The second thing is

we are very focused on smaller lenders; we believe borrowers should go to the choices in their geography, because it helps bring in a very long-term relationships and they often get a better deal from smaller lenders. And lastly, I think the one big differentiation in our marketplace is a focus on AI and analytics and it's a core component of the marketplace; so, the smaller lenders not only are they able to originate digitally but also using the AI and analytics, they have the access to the same tools that the big banks and online lenders have.

[Zach] So Fred, you've served as the Chief Risk Officer for multiple banks including Pen Fed Credit Union. Can you tell us a little bit about why the marketplace is important?

[Text Overlay: Fred Rubin, CRO Lend-Grow]

[Fred] In my experience with risk over the past decade, you've seen smaller lenders struggle with keeping market share as the online lender market grew. When Nish came to me with the idea, it seemed like a very, very good idea since I had been banking about a hundred credit unions in one of my past banks. So, it seemed like a very good idea and I thought it was a great fit for me.

[Zach] What's Lend-Grow 's target market?

[Fred] So, we focus on banks between $100 billion - $1 billion, and there are about 800 lenders in that market with over $6 trillion in assets. Most of those lenders have liquidity that's available to put into our kind of loans.

[Zach] So who are your current lenders you have in the marketplace?

[Fred] So we focus on lending institutions between $1 billion and $100 billion dollars. We have five lenders currently – two are multi-state lenders and that gives us about $500 million in lending power.

[Zach] What's the relationship you have with the banks and credit unions? Do they like you? What's been the feedback so far?

[Fred] Our banks actually like us a lot because we're bringing them loans in a market that they wouldn't have had before. Most of those loans would've come to an outsider lender and second, our lenders like us because it's very easy to set up. You can generally get onto our marketplace within two to four weeks.

[Zach] You know we'd be remiss to not mention coronavirus. How has that impacted the business, if at all?

[Fred] Well, we've seen demand pick up because the banking market has been disrupted and branches are closed, so people are looking for partners like us. As a matter of fact, we've already signed two partners in the first three months of this year.

[Zach] Harris, you've also worked at Capital One with Fred and Nish where you worked on the organic growth strategy. You also have your own performance marketing blog that receives over a million annual visitors. Can you tell us a little bit about what attracted you to Lend-Grow and why you wanted to join Nish?

[Text Overlay: Harris Schachter, Head of Marketing Lend-Grow]

[Harris] Sure. First of all, I think it is an unmet need in the marketplace around lender choice. So, if you think about it, the aggregators that exist really just provide access to the 10 or 15 major lenders and the idea of the Lend-Grow marketplace is to give more access to additional lenders in your own community. Second is around that local community support, so people can find and leverage the credit unions and small banks within their own communities and in the in the recent years this has represented a huge shift in consumer habits, so local makers, local communities, local economies. This is a very purpose-driven company and I like that.

[Zach] How have borrowers responded?

[Harris] Since our launch in March, we've seen average monthly loan volume of about $5 million and so now we're looking to scale up and bring on additional investment.

[Zach] And what are your expectations for the future and where do you take things from here?

[Harris] Well first of all, we're going to on-board more lenders so we can provide additional borrower support across the United States. Right now we're live in 28 states and then we'll expand to additional products outside of student refi. The goal is to create longer-term customer relationships, so if somebody comes to us for one of their financial products, we provide a great customer experience, we provide a unique experience for the payback rewards, and then they come back to us to seek additional products from other local lenders.

[Text Overlay: www.LendGrow.com].

OK. Today, let's look at the borrower online application on Lend-Grow.com, so you can see just how easy it is to get matched with a lender.

On Lend-Grow.com, we connect borrowers with our network of smaller, local lenders and typically this takes less than 2 minutes.

On Lend-Grow.com it all starts by clicking on "Get My Rate", and then we're taken to the application. For this demo, we're going to use a Personal Loan and I'm going to fill out some borrower information just for this demo.

[Proceeds to fill out example of a fictional borrower's information]

So, it took a few seconds to enter our information and of course, the application is also mobile responsive, for a good experience on a mobile device as well. Let's flip it back to desktop.

From here, we're going to click "View My Offers" and now in real-time the information is going to major bureaus like TransUnion, Equifax, Experian, and returning back real offers from the lenders on the Lend-Grow platform.

There's 3 different offer cards: first is the "Lowest Payment", next is "Lowest APR", and finally the offer that will give the borrower the lowest overall interest. You can customize your loan amount using the slider up above, and you can toggle between fixed and variable rates. Let's go ahead and select the "Lowest Monthly Payment".

We'll click "I Like This Offer". We're going to confirm our contact information, make sure our loan amount looks right, and from here, we'll click to continue on to the lender's website. On the lender's site, the borrower will complete their application and it will be the same exact offer that they were pre-qualified for on Lend-Grow.com.

If the lender doesn't have an online application, we can integrate with most major loan origination and application systems. We've engineered our integrations for speed and security and to enable virtually any lender to compete in the Lend-Grow marketplace.

[Proceeds to show major loan originators they have relationships with, including Fiserv., CUDirect, Temenos and Meridian Link].

For lenders who do not have an online application, Lend-Grow offers a white-labeled solution, which can collect the remaining information for the borrower in a co-branded experience.

[Proceeds to show all active participants in the Lend-Grow Marketplace].

The Lend-Grow platform integrates with most third-party platforms and as you can see, the online application experience is simple, quick and easy.

Now let's take a look at Lend-Grow platform from the lender's side. As a lender partner of Lend-Grow, you'll be able to log in and manage all leads from a centralized dashboard. Each application is listed in the order that they were submitted, with the most recent first, and the pre-qualification status is indicated by color. Statuses can include "No Offer", "Clicked To Lender", "Offer Generated" and "Offer Accepted"'.

Let's click into the demo account that we just created. First, you can see the borrowers contact information and their account history. Next, you'll be able to check to see the offers that they viewed while on the Lend-Grow platform. And finally, the offer that they accepted.

Crucial information includes a credit report, which includes things like credit score, debt-to-income ratio, and monthly debt obligation, so you can make an informed decision about who you want to offer your loans to. The Lend-Grow platform is completely customizable for the lender's risk and credit profile they are targeting.

Use of third-party company names and logos within this presentation does not imply any affiliation with or endorsement of Lend-Grow.